                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                          ----------------------------


                                  FORM 10-SB/A3

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR 12(g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          ----------------------------



                       RECYCLING CENTERS OF AMERICA, INC.
           (NAME OF SMALL BUSINESS ISSUER AS SPECIFIED IN ITS CHARTER)




       COLORADO                                     84-0703717
(State of Incorporation)                      (IRS Employer ID No.)

                      23832 ROCKFIELD BOULEVARD, SUITE 275
                          LAKE FOREST, CALIFORNIA 92630
                    (Address of Principal Executive Offices)


                                 (949) 609-0590
                         (Registrant's Telephone Number)





        SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT: NONE

   SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: 6,389,304
                          COMMON SHARES $0.01 PAR VALUE

                                     PART I
                         ITEM 1: DESCRIPTION OF BUSINESS

I.    INTRODUCTION

      Recycling Centers of America, Inc., a Colorado corporation ("RCAI" or the "Company" or the "Registrant") , is a development stage company with no significant operating results to date, which is engaged in the business of the sale, construction and servicing of chemical and petroleum waste stream processing and recycling equipment to industries and municipalities.

      Recycling Centers of America, Inc., is a Colorado corporation, originally formed in 1976 under the name Vac-Tec Systems, Inc., and reorganized as a public shell corporation without significant assets in early 1997, after the Company ceased operations in the glass vacuum coating business.

      In November of 1997, a merger transaction with Aquadynamic Technologies, Inc. ("ATI"), was completed, and ATI, a Minnesota corporation, became a wholly-owned subsidiary of RCAI. ATI had no operations of its own prior to this merger, but conducted business through two wholly-owned subsidiaries, Aquatek, Inc. ("AQT") and Wil-Flow, Inc. ("WFI"). WFI on March 8, 1999, was dissolved as a result of the settlement of a lawsuit between Registrant and Jack Williams, the former owner and President of WFI. Under the terms of the lawsuit settlement, WFI assigned certain technology and patents originally developed for it by Williams back to Williams and paid Williams a fee of $37,500, in exchange for Williams' release of all claims alleged against the Registrant by Williams.

      In November of 1997, RCAI entered into a joint venture agreement with Oil Re-Refining Company ("ORRCO"), an Oregon corporation in order to enter the re-refining industry, under the joint venture name of Energy & Material Recovery. As management became more familiar with the oil re-refining business, it determined that the environmental risks and licensing requirements of the industry made it a far less attractive industry in which to operate than initially anticipated. As a result, management decided to and did terminate the oil re-refining joint venture in October of 1999, and the Company no longer has activities in this industry.

      As a result of negotiations with both Mr. Selk and Brody Special Projects, Inc., in June of 1999, the Company acquired all of the business accounts of Bruce Selk, dba Sierra Technologies, and in December of 1999, the Company acquired all of the assets and business of Brody Special Projects, Inc. Under the informal agreement with Mr. Selk, the Registrant assumed all of the liabilities of Sierra Technologies $(82,805), and was assigned all of its business assets, ($64,588), including its accounts receivable and its base of customer accounts for brokered chemicals. The business customers acquired included Newalta Corp., Great Western Chemical, Hci Holchem, Molex Company, MIH International Pacific Epoxy Polymer, Destara Chemical, Tosco, Recycle Reuse and Mid America Distillations. The businesses conducted by these two predecessor companies now constitute the bulk of Registrant's current business.

II.   BUSINESS

      The Company's primary business is the marketing and sales, construction and servicing of chemical and petroleum waste stream processing and recycling equipment.

      The Company has obtained a License from Pall Filter Corp. to market and sell, and currently markets and sells PallSep(TM) Vibrating Membrane Treatment Filters to the dairy industry, the food industry, the beverage industry, and the pharmaceutical industry.

      The Company also markets and sells VSEP(TM) Vibrating Membrane Filters manufactured by New Logic International, Inc. ("New Logic") to non-food industries, including water, wastewater, mining and chemical industries, although the Company does not have a current License agreement in effect with New Logic.

      Through its wholly-owned subsidiary, Aquatek, Inc., the Company also provides engineering services to wastewater treatment and potable water treatment facilities.

        The Company operates through ATI, its wholly-owned subsidiary, a small wholesale chemical brokerage business, under the fictitious business name "Sierra Technologies", shipping bulk chemicals and petroleum products to various customers in the United States and Canada. A fictitious name is a name used by a business, in this case the wholly-owned subsidiary, ATI, which is other than its legal corporate name. As a part of this business, the company typically obtains one rail car per week of residual oil waste products from Geneva Steel, a steel mill, and provides to Tosco. This is a long standing business relationship, but there is no formal written contract.

      (a)    Products and Services

            (i) V*SEP Filtration. The Company markets, sells and acts as a general contractor to install Filtration membranes manufactured by New Logic and patented membrane type filtration systems, under the trade name "VSEP" Systems. These systems filter out solids suspended in various liquid material streams generated by various manufacturing processes. Applications for the V*SEP system range through all industries where efficient and rapid processing of wastewater and product streams is required. V*SEP compete with evaporators, biological systems, crossflow filters and centrifuges. Management believes the advantages of V*SEP over its competitors are as follows:


            -   Filtration rates 10 x that of its competitors

            -   Incorporated Self-cleaning and anti-fouling characteristics

            -   Achieves high solids removal

            -   High efficiency (99% energy conversion)

            -   Dependability (self-repairing with only two moving parts)

            -   Compact design

            -   Low capital and operating costs

      The system can be used for a wide variety of industrial and waste streams and applications. The Company does not currently have a license or Contract with New Logic, but continues to sell their equipment under an informal working arrangement with New Logic, whereby on a case by case basis the Company submits a project protection form which assures the Company's position as the sales representative in connection with analysis of filter equipment needs for a specific consumer for the sale and installation of New Logic equipment..

      For the nine months ended March 31, 2000, this business accounted for 0% of the Company's revenues.

      (ii) Pall-SEP(TM)Filtration. The Pall-SEP(TM)filtration system is similar to the V*SEP technology, and is designed for use in the food processing and pharmaceutical industries. It is manufactured by Pall Filter Corporation.

      The Company has a non-exclusive license to sell Pall-SEP(TM) Filtration in the Western Hemisphere to the following specified markets as part of integrated systems: Food, Dairy, Beverage, Pharmaceutical, Biotech and Cosmetic Markets.

      For the nine months ended March 31, 2000, this business accounted for none of the Company's revenues.

      (iii) Engineering Services to Waste Water Treatment Facilities. Through its wholly-owned subsidiary, Aquatek, Inc., the Company provides engineering services to wastewater treatment and potable water treatment facilities. These services include detailed design layout, feasibility studies, specification and instrumentation selection, contract programming, and some fabrication/assembly of motor and process control centers.

      Aquatek, Inc. markets its engineering expertise to other wastewater treatment facilities, potable water treatment facilities, flood prevention systems, water transfer pumping stations and private industrial processing facilities requiring automated control systems, such as the automotive food processing, packaging, textile and recycling industries.

      For the nine months ended March 31, 2000, this business accounted for 54.5% of the Company's revenues. In 1998 and 1999, the majority of the Company sales on a company wide basis were to a single customer of Aquatek, Inc., Cass Water Engineers. Currently, they continue to be the main customer of Aquatek, Inc., and any loss of this customer would have a serious adverse affect on the business of Aquatek.

      (iv) Brokerage of Chemicals. Through ATI, the Company's wholly-owned subsidiary, the company, under the fictitious name, Sierra Technology, buys and sells the following industrial chemicals. Methyl Ethyl

Ketone, Methylene Chloride, Methyl Ethyl Ketone, Ethylene Glycol, Perchlorethylene, Diaethyltetraamine, Triethylene Glycol, Residual Fuel Oil, Perchlorethylene, Methyl-Diethanolamine. The Company's current chemical customers are: Newalta Corp., Great Western Chemical, Hci Holchem, Molex Company, MIH International, Pacific Epoxy Polymer, Destara Chemical, Tosco, Recycle Reuse, Mid-America Distillations. The Company acts purely as a broker and receives a commission on the materials sold. This business was originally established as a sole proprietorship by Bruce Selk in June of 1997, and the business and accounts were transferred by Mr. Selk to the Company when he joined the Company in June of 1997, pursuant to an informal agreement whereby the Company acquired $64,588 in business assets from Mr. Selk, in exchange for its assumption of $82,805 in business liabilities.

(b)   Marketing and Sales

      The Company's marketing program includes the development of compliance data, sales materials, plant tours and daily phone leads. Compliance Data is data performance generated from RCAI from on-site pilot testing. This data specifically shows influent characteristics prior to the filtration process and effluent data after the filtration process. The Company also utilizes three sales representatives nationwide, who operate under contract to assist the Company in locating prospective customers.

      This is a two-step project. Step one - sale of unit. Step two - installation of unit along with the sale and installation of ancillary equipment. RCAI began marketing the VSEP/PALLSEP(TM) technology in June 1999. RCAI has completed the sale of one unit to Dairy Farmers of America (DFA). A separate installation contract for the unit is under negotiation but has not yet been finalized. The application of this unit is in treatment of wastewater to a milk condensing plant. This wastewater stream was a high BOD (biochemical oxygen demand) stream. The high BOD is the result of some milk being generated as a waste in the process and being released as discharge to the city wastewater plant. The use of this technology allows the capture of those milk byproducts from the water, thereby reducing the BOD. The treated water is then released to the city wastewater facility.

      The marketing of this technology is a sophisticated sale. The equipment is typically a capital cost item, and at many companies may need to go through a yearly capital costing budget process. Making a sale typically requires on-site testing at the customer's operating facility and specific testing of a number of different membranes trialed under an assortment of operating parameters.

      RCAI has been conducting on-site tests at Leprino Foods in Colorado the last three months. This potential customer is a manufacturer of mozzarella cheese in the U.S.

      The company also has ongoing testing at facilities operated by Safeway (ice cream plant); Daisy Brand (yogurt); West Farm Foods (milk processing) and Excide (metals/water) and has agreements to start testing facilities operated by Wright Corp (chemicals/water) and Dynachem Technologies, Inc. (antifreeze/water).

      The Company has signed an Agreement with Membrane System Specialists, Inc. ("MSS"), designated as a Strategic Alliance Agreement, whereby MSS will be selling PallSep(TM) Filter Systems, through the Company, at a markup over the Company's costs expected to be 15%.

(c)   Competition

      The Company's two primary competitors are the two manufacturers of the two systems, Pall Filter Corp. and New Logic International, each of whom market their systems directly to users, as well as through OEMs such as the Company.

      More generally, the Company competes with numerous other companies who have competing technologies, many of whom are larger, with greater financial resources and larger organizations.

      Competition in this industry focuses on price, quality, features, performance, specialization, expertise, reliability, technology, customer relationships, marketing, advertising, sales, publicity, distribution, serving particular market niches, and appealing to particular consumers.

(d)   Raw Materials

      The Company's filters are manufactured with off the shelf components available from many sources, with the exception of the membranes themselves and the patented vibrating mechanisms, which are proprietary to Pall and New Logic.

      Pall Filter Corp. and New Logic International in each case manufacture their own filters, and the Company is dependent on these firms for purchase of the technology and for production of the membranes. The Company has no supply contract for these membranes, but both companies appear willing to continue to supply these membranes for use in the systems sold by the Company.

(e)   Dependence on a Few Major Customers

      The Company has in process over three jobs, one of which is for installation, and two of which are for testing, and is in the process of bidding on thirteen additional jobs, for installation of filtration systems products.

      There is no single customer that currently or in the future is expected to dominate the Company's business.

(f)   Patents, Trademarks, Licenses, Etc.


      (i)  Patents and Trademarks

           The Company has no patents and no trademarks.

      (ii) License of Technology

      In June of 1999, the Company's predecessor, Brody Special Projects Company, a Utah corporation ("Brody"), entered into an OEM Agreement with Pall Filtron, Inc. (`Pall"), having a three year terms, and covering various proprietary filtration products manufactured by Pall. Pursuant to this Agreement, Pall granted Brody a nontransferable license to integrate, market, sell, install and support Pall's proprietary filtration products, as an integrated system only, on a nonexclusive basis, limited to certain specified markets and certain specified territories.

      The markets are fixed as the food, beverage, dairies, pharmaceutical, biotech and cosmetics applications, including intermediates and wastewaters resulting from their processing. Drinking water is excluded from the defined market. The specified territory is the Western Hemisphere, consisting of North, Central and South America.

      The system must be sold in a configuration which includes a feed pump, piping and valves and an integrated control system. Brody is specifically precluded from selling the Pall filtration products without integrating the products into a system.

      Pall is permitted under the contract to compete with Brody, and market its products direct in the designated markets and territory. Brody is assigned the responsibilities under the contract to run samples and field trials, purchase membranes at discount for certain systems, and design and specify and quote prices for purchase and installation of an integrated system using the filtration products.

      The assets of Brody were acquired by RCAI in December of 1999, including an assignment of Brody's rights under this Pall OEM Agreement. Subsequently, in December of 1999, Pall approved the assignment of Brody's rights under the Pall OEM Agreement to RCAI.

      Brody also had a License Agreement to sell VSEP(TM) filtration systems manufactured by New Logic. However, New Logic declined to grant the required consent in order for Brody to transfer this License to the Company. As a result, the Company now continues to market and sell VSEP(TM) products under an informal understanding with New Logic that is not embodied in a written contract, and handled on a case by case basis.

(g)   Government Regulation

      There are certain FDA (Food and Drug Administration) regulations which regulate the installation and operation of the Company's Filtration Systems, primarily in the food industry. The Company's two filtration manufacturers, Pall Corp. and New Logic, are responsible for compliance with these regulations, and the Company has not assumed any responsibility or liability for compliance. However, the Company remains subject to the risk that claims could be asserted against it based upon liability associated with filtrating systems which it has sold.

(h)   After Market Sales Responsibility

      Pall provides the customer with a one year performance warranty that the equipment will be free from defects in material and workmanship and substantially conform to the specifications and user documentation provided by Pall. New Logic provides a similar warranty for its equipment. The Company has no responsibility with respect to these warranties, which are provided in full by the manufacturer.

      (i) Research and Development

      The technology sold by the company is in the early stages of market acceptance. As a result, in order to accomplish a sale, a customer will typically require a significant research and development effort, in the form of testing and trials of different types of membranes and differing operating parameters. These costs are funded in part by the Company, and expensed as sales expense. To date the Company has expended $20,000 in research and development costs in an effort to develop sales of the filtration systems.

      In addition, there are many undiscovered applications for the PallSep(TM) system that are currently being explored by RCAI through onsite pilot testing. These specific tests determine the feasibility of the prospective project and allow RCAI's engineers to select specific operating parameters and a selection of usable membranes. This information is used in preparing sales proposals for the customer's consideration. Typically, RCAI charges $4,750 per week for onsite testing, although if RCAI management believes that the prospective tests will benefit RCAI for other sales opportunities, RCAI may choose to undertake these tests without charge. Each proposal for onsite testing is negotiated with the customer on a case by case basis.

(j)   Compliance with Environmental Laws

      RCAI, including all of its wholly-owned subsidiaries, is not responsible for systems (PALLSEP/VSEP(TM)) that do not meet specific environmental discharge standards. Both PALL and New Logic International issue performance guarantees that their units, based on certain influent characteristics, will meet all environmental standards for discharge.

However, the Company remains subject to the potential for being cited under such laws as the marketing agent for the equipment and the one responsible to oversee its installation.

(k)   Employees

      The Company has 8 full time employees, including 2 located in California, 3 located in Utah, 1 located in Colorado, and 2 located in Savannah, Georgia (Aquatek).

                  ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview

      The Company during the last two fiscal years ending June 30, 1999 and 1998, has unsuccessfully attempted to form a group of operating companies that were to offer the marketing and advanced technologies to become the leader in the recycling of liquid wastes. The results of operations reflect the significant costs associated with the unsuccessful ventures including Wil-Flow, Inc. and Energy & Material Recovery, Inc. (EMRI). The Company has incurred significant losses which have resulted in accumulated deficits which raise doubts about the Company's ability to continue as a going concern.

      The Company has become revitalized with the change in management effective June 1, 1999 and the incorporation of revenue producing entities. On June 1, 1999, the Company purchased the business of Sierra Technologies, a company that operates in the purchasing, treatment and brokerage of chemical and petroleum products throughout North America. In addition, in December 1999, the Company completed a buyout of Brody Special Projects Company a supplier of advance filtration technologies. The Buyout Agreement with Brody Special Projects Company provides for a cash price purchase price for its assets of $150,000, payable $50,000 on March 30, 2000, $50,000 on June 30, 2000, and $50,000 on
September 30, 2000. The first and second $50,000 payments have been made. In addition, the Company assumed $210,897 in liabilities.

      During the first six months of fiscal year 2000, in an effort to become a leader in the development of market opportunities for the VSEP(TM) and PALLSEP(TM) technologies RCAI continued the implementation of its business strategy to form a group of companies that will offer the marketing of advanced liquid process technologies. In December 1999 Brody Special Projects Company (Brody) was purchased. Brody holds the marketing rights from Pall Filtration Corporation to supply advanced filtration technology to be used to decontaminate liquid wastes. Two key marketing personnel of Brody were hired by RCAI to forward key projects in the dairy industry.

      RCAI has also begun to realize revenues form Sierra Technologies, Inc. (Sierra), a Company purchased on June 1, 1999. Sierra began to generate revenues from the treatment and brokerage of chemical petroleum products during the first six months of fiscal year 2000.

      The report of the Company's outside accountants accompanying the Company's Financial Statements included in this Registration Statement, contains the following qualification: The accompanying Financial Statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note L to the Financial Statements, the Company has no equity and has no significant operating results to date that together raise substantial doubt about its inability to continue as a going concern. Management's plans in regard to these matters are also described in Note L. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. As a result, the financial future of the Company at this date is uncertain.

Statement of Operations

Year Ended June 30, 1999 Compared to Year Ended June 30, 1998

      The Company has incurred net losses of $796,916 for the fiscal year ended June 30, 1999, as compared to a net loss of $466,788 for the period ended June 30, 1998. These losses can be primarily attributed as stated above to significant costs incurred in both years from the dissolution of Wil-Flow, Inc. in March 1999, and the termination of the joint venture with EMRI in October 1999. Not only were the costs associated with the winding up of these ventures significant, the effect on Retained Earnings because of the write-off of Patents and Goodwill was $182,226. The dissolution of Wil-Flow contributed to approximately $400,000 of the loss in fiscal year 1998 and the dissolution of EMRI contributed to approximately $700,000 of the loss in fiscal year 1999.

      The Company realized all of its revenues in fiscal years ending June 30, 1999 and 1998 from the consulting services of Aquatek, Inc., a wholly-owned subsidiary which consulted with Cass Engineers on various projects where it supplied automated process control systems for wastewater treatment applications. The Contract Revenues in fiscal years ending June 30, 1999 and 1998 of $685,360 and $605,680 respectively, has been to Cass Water Engineers.

      The Cost of Goods sold represents fifty eight percent (58%) of sales for the fiscal year ending June 30, 1999 as compared to sixty nine percent (69%) as of June 30, 1998. The Costs of Goods are not consistent between years because the varying nature of the consulting projects in any given year. In fiscal year 1998 there were more material components purchased for the consulting projects and as a consequence the Cost of Goods were greater than 1999 where less components were purchased.

      Operating expenses consist primarily of general and administrative expenses. For the fiscal year ended June 30, 1999 operating expenses totaled $945,242 as compared to $646,559 for the fiscal year ended June 30, 1998. This substantial increase in operating expenses between years can be attributed to an increase in wages of $385,929 and an increase in Professional fees of $41,997. The increase in wages was caused by substantial management fees due to fees paid to investment advisors to raise capital investment for the Company in 1999, and the hiring of management personnel because of joint venture with EMRI. The increase in Professional Fees can be attributed to legal costs associated with the Wil-Flow, Inc. litigation and the termination of the joint venture with EMRI.

      Interest expense and other finance charges increase from $4,403 for the fiscal year ended June 30, 1998 to $17,438 for the fiscal year ended June 30, 1999. The increase between years can be attributed to the increase in Notes payable from $130,500 in 1998 to $260,000 in 1999 and the accrual of interest relating to the Notes payable from the dissolution of Wil-Flow, Inc.

Six Months Ended December 31, 1999 Compared to Six Months Ended December 31,
1998

      The Company has incurred net losses of $417,011 for the six months ended December 31, 1999, as compared to a net loss of $204,594 for the six months ended December 31, 1998. These losses can be primarily attributed to significant costs incurred in both years from the dissolution of Wil-Flow, Inc. in March 1999 and the termination of the joint venture with EMRI in October 1999. Approximately $350,000 of the loss in fiscal year 1999 can be attributed to the dissolution of EMRI and $200,000 of the loss in fiscal year 1998 can be attributed to the dissolution of Wil-Flow, Inc. There should be no further financial impact after the dissolution of the aforementioned companies on the operations of the Companies. Management has been restructured and has focused its efforts in providing comprehensive services to the recycling industry. In addition, expenses have exceeded revenues in the start-up phases of the operations of Brody and Sierra.

      The Company realized the majority of its revenues for the six months ending December 31, 1999 and 1998 of $342,323 and $236,481, respectively, from Aquatek, Inc., a wholly owned subsidiary which specializes in automated process control systems for wastewater treatment applications. The Contract Revenue for the six months ending December 31, 1999 and 1998 has been primarily to Cass Water Engineers. In 1999 approximately $122,000 of revenues were generated from Sierra.

      The Cost of Goods sold represents fifty eight percent of sales for the six months ending December 31, 1999, as compared to sixty nine percent as of December 31, 1998. The Costs of Goods are not consistent between years as a result of the varying nature of the projects in any given year and the fact that the gross margins from the brokerage of chemicals and petroleum products are less than the profit margins generated by Aquatek, Inc.'s business.

      Operating expenses consist primarily of general and administrative expenses. For the six months ended December 31, 1999 operating expenses totaled $563,417 as compared to $337,349 for the six months ended December 31, 1998. This substantial increase in operating expenses between years of $226,068 can be primarily attributed to an increase in Wages of $157,963 and an increase in Professional fees of $27,787. The increase in Wages was caused by management fees due to promotional programs designed to attract capital investment toward the Company in 1999, the acquisitions of key personnel from the acquisition of Sierra and Brody and the hiring of management personnel because of joint venture with EMRI. The increase in Professional Fees can be attributed to legal costs associated with the termination of the joint venture with EMRI.

      Interest expense and other finance charges decreased from $3,905 for the six months ended December 31, 1998 to $1,508 for the six months ended December 31, 1999. The decrease between years can be attributed to the decrease in Notes payable from $195,600 in 1998 to $152,500 in 1999. Certain Notes Payable were converted to common stock of the Company in 1999.

Liquidity and Capital Resources

      As of December 31, 1999 the Company has cash and cash equivalents of $39,393 as compared to cash and cash equivalents of $107,204 as of December 31, 1998. At December 31, 1999, the company had a working capital deficiency (total current liabilities in excess of total current assets) of $279,728 as compared to a working capital deficit (total current liabilities in excess of total current assets) of $251,072 as of December 31, 1998. The decrease in working capital in 1999 is due to the acquisition of Sierra and Brody which was offset by the forgiveness of payment on the Note Payable to the President of Wil-Flow, Inc. of $360,000, of which $160,000 was included in short-term liabilities.

      The principal use of cash for the six months ended December 31, 1999 and 1998 was to fund the net loss from operations. The Company raised a total of $564,955 and $209,198 in the six months ended December 31, 1999 and 1998 respectively from the issuance of common stock to fund the loss from operations. In addition, the Company borrowed $120,100 from shareholders in the six months ended December 31, 1998: $75,000 note to Jones Gable was repaid in December 1999 and $45,000 to Donna Stein has not been repaid and is bearing interest at 10 percent per annum..

      The management of the Company is endeavoring to cover the operating expenses of the Company until adequate sales are generated. It is anticipated that the Company will become profitable and begin to generate sufficient cash flow to meet its monthly operating expenses, including lease commitments, of $75,000 by January 2001. In October 1999, the Company through a Private Placement Memorandum in accordance with SEC Regulation D, began to raise one million dollars in equity capital. In June 2000, the Company began a new SEC Regulation D private offering in an effort to raise additional capital. There is no assurance that this effort will be successful or that enough capital will be brought into the Company. The Company operating expenses currently average approximately $75,000 per month.

                         ITEM 3. DESCRIPTION OF PROPERTY

Facilities

      The Company maintains corporate offices in Lake Forest, California, in a 900 square foot facility, under a 36 month lease, expiring in April, 2002, at a rent of $1533 per month.

      The Company maintains a shop and office facility in Linden, Utah, in a 1000 square foot facility, under a 36 month lease, expiring in January, 2002, at a rent of $475 per month.

      The Company's wholly owned subsidiary, Aquatek, maintains an office facility in Savannah Georgia, in a 1500 square foot facility, under a month to month lease, at a rent of $1350 per month.

                ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

      The following table sets forth the holdings of common stock by each person who, as of February 1, 2000, held of record, or was known by the Company to own beneficially, more than 5% of the outstanding common stock of the company, by all directors individually, and by all officers and directors as a group.


                                                              Amount and
                                                              Nature of
                   Title of        Name & Address of          Beneficial            Percent
                   Class           Beneficial Owner           Ownership             of Class
                   --------        -----------------          ----------            --------
                   Common Stock    Michael C. Davies(1)        871,366              13.64

                   Common Stock    Gordon W. Davies(2)         971,900              15.21

                   Common Stock    Bruce Selk(3)             1,300,000              20.34

                   Common Stock    Canvasback Company,         450,000               7.04
                                   Ltd.(4)

                   Common Stock    Kurt Baum                   599,835               9.39

------------------                                           ---------              -----
All Officers and
Directors as a Group                                         3,013,266              47.16


Footnote Warrants and Options



1 Includes 200,000 Vested Options and 550,000 Unvested Options held by Michael
C. Davies, pursuant to the terms of his Employment Contract.
2 Includes 200,000 Vested Options and 550,000 Unvested Options held by Gordon W. Davies, pursuant to the terms of his Employment Contract.
3 Includes 780,000 Vested Options and 520,000 Unvested Options held by Bruce Selk, pursuant to the terms of his Employment Contract.
4 Canvasback Company, Ltd. is an Anguilla corporation whose Chief Executive Officer is Bernidine Romney, a resident of Anguilla.

                      ITEM 5. DIRECTORS, EXECUTIVE OFFICERS
                          PROMOTERS AND CONTROL PERSONS

      The names, ages and positions of the directors and executive officers of the Company as of February 1, 2000, are as follows:

Name                         Age            Position                            Since
----                         ---            --------                            -----
O. Bruce Selk                44             Chief Executive Officer and         June 1999
                                            a Director
Michael C. Davies            30             Chief Financial Officer,            Dec. 1997
                                            Vice President and a Director
Gordon W. Davies             31             Vice President and a Director       Dec. 1997

      The Directors serve until the next annual meeting of shareholders, or until their successors are elected.

MR. O. BRUCE SELK

      Bruce Selk, the Company's Chief Executive Officer and a Director, joined the Company in June of 1999, and transferred his wholesale chemicals business accounts from his sole proprietorship, Sierra Technologies, to the Company. Mr. Selk owned and operated Sierra Technologies from July of 1997 to May when he joined the Company on a full time basis. From November of 1996 through June of 1999, he was the President of International Products Group, Inc., a Company which manufactured and marketed innovative concrete block. From November of 1994 through July of 1995, Mr. Selk served as an opportunity specialist with Kingsfield Capital Corporation, a company which marketed different technologies to the chemical industry. From January 1993 to October 1994, Mr. Selk was a team leader with Tri Waste Technisol, Inc., a full service environmental firm.

      Mr. Selk has a Certificate as Masters Electrician from Lethbridge Community College, Lethbridge, Alberta, Canada, and later attended the Southern Alberta Institute of Technology.


MR. MICHAEL C. DAVIES

      From 1988 to 1991 Mr. Davies was the Owner/Manager of Fuel Oil Polishing Company located in Vancouver, British Columbia, Canada. Mr. Davies' company was in the sales, marketing and project management of fuel oils polishing within the Province of British Columbia.

      From 1991 to 1993 he was an Accounts Executive with Innovative Environmental Services, Ltd. in Vancouver, a company in the business of sales and marketing of wastewater treatment equipment.

      From 1993 to 1994 he was the Marketing Manager for Transenviro, Inc., located in Irvine, California. Transenviro is an international supplier of wastewater treatment equipment and process design engineering.

      From 1994 to 1996 Mr. Davies was the Marketing Manager for Babcock King-Wilkinson, LP, Irvine, California, a wastewater treatment business.

      From 1996 to the present Mr. Davies has held the positions of Vice President and a Director for Aquadynamic Technologies, Inc. and Aquatek, Inc., which is a wholly-owned subsidiary of Aquadynamic Technologies. Aquadynamic Technologies, Inc. was acquired by Registrant and became Registrant's wholly-owned subsidiary in November of 1997.

      From 1996 to 1998 Mr. Davies held the position of Vice President, Sales/Director for Wil-Flow, Inc., the sole supplier of its patented RGD (Rapid Gravity Dewatering) wastewater sludge dewatering system.

      From 1997 to the present, Mr. Davies has been the Vice President and a Director of RCAI. Mr. Davies is the brother of Gordon Davies.

MR. GORDON W. DAVIES

      From 1991 to 1994 Mr. Davies was an Accounts Executive for Innovative Environmental Services, Ltd., located in Vancouver, British Columbia, which is a company in the business of wastewater treatment equipment.

      From 1993 to 1994 he held a Sales Manager position at Transenviro, Inc. in Irvine, California. From 1994 to 1996, Mr. Davies was the Sales/Marketing & Proposals Manager for Babcock King-Wilkinson, LP in Irvine, California, and in 1996 he was the acting CEO for this company. Babcock King-Wilkinson, LP is in the business of process design/engineering and equipment supply operations on a worldwide basis.

      From 1996 to the present Mr. Davies has been the President and a Director of Aquadynamic Technologies, Inc. He is also a Director of Aquatek, Inc., the wholly-owned subsidiary of Aquadynamic Technologies, Inc. Aquatek, Inc. is an engineering design house and supplier of computer-automated process and motor control systems for water and wastewater treatment systems.

      From 1996 to 1998 Mr. Davies was the General Manager of Wil-Flow, Inc.

      From 1997 to the present, Mr. Davies has held the position of Vice President and a Director for RCAI. Gordon Davies is the brother of Michael Davies.

                         ITEM 6. EXECUTIVE COMPENSATION

      (a) The following table sets forth the annual compensation paid and accrued by the Company during its last three fiscal years to its Chief Executive Officer. No other executive officer received annual salary and bonus in excess of $100,000.


                              SUMMARY COMPENSATION

                        Annual Compensation               Awards        Payouts
                        -------------------               ------        -------
                                       Other                     Secur-
                                       Annual     Restricted     ities                     All Other
Name                                   Compen-      Stock        Underlying     LTIP       Compen-
Principal            Salary   Bonus    sation      Award(s)      Options/       Payouts    sation
Position       Year   ($)      ($)     $             ($)         SARs(#)        ($)        ($)
---------      ----  ------   -----    -------    ----------     ----------     -------    ---------
O. Bruce
Selk,
CEO            1999  $72,916            0          0             260,000        0           0

Gordon
Davies,
Pres.          1998  $60,000            0          0             0              0           0
               1997  $60,000            0          0             0              0           0


      The Company has no stock option program, long term incentive plans, and no Awards were made in its last fiscal year. The only options, warrants or rights outstanding and in the hands of the Company's officers or directors are options granted to them pursuant to the terms of their Employment Contracts..

            The Company has no Long-Term Incentive Plans and no Awards were made in its Last Fiscal Year.

            (b) The Company has entered into the following 5 Employment Contracts with Senior Management.

            Bruce Selk

            The Company entered into a 3 year Employment Agreement with Bruce Selk on May 26, 1999, which provided for a salary of $125,000 for the first year, and $150,000 per year thereafter. Mr. Selk also receives a vehicle allowance of $550 per month.

            In addition, the contract grants Mr. Selk options to purchase 1,300,000 shares of the Company's Common Stock, which vest and become exercisable based on the Company's stock trading in the public markets at certain levels as set forth below:

                      Market Price                 Options
                      Of Stock                     Which Vest
                      ------------                 ----------
                      $1.00                        130,000
                      $1.50                        130,000
                      $2.00                        130,000
                      $2.50                        130,000
                      $3.00                        130,000
                      $3.50                        130,000
                      $4.00                        130,000
                      $4.50                        130,000
                      $5.00                        260,000

     At February 1, 2000, 780,000 of these options had vested, and -0- options had been exercised. The options are exercisable at an option exercise price of $0.30 per share, and expire if not exercised by one year beginning from the vesting date.


      Michael Davies

      The Company entered into a 5 year Employment Agreement with Michael Davies in June of 1999, which provides for a salary of $96,000 per year, and a car allowance of $550 per month.

      In addition, the contract grants Mr. Michael Davies options to purchase 750,000 shares of the Company's Common Stock, which vest, become exercisable, and have an option exercise price as follows:

               No. Of Options       Date of Vesting       Option Exercise Price
               --------------       ---------------       ---------------------
               200,000              June 1, 1999          $0.30
               275,000              June 1, 2000          $0.40
               275,000              June 1, 2001          $0.40

     At February 1, 2000, 200,000 of these options had vested, and -0- options had been exercised. The options expire, if not exercised, by one year beginning from the vesting.


      Gordon Davies

      The Company entered into a 5 year Employment Agreement with Gordon Davies in June of 1999, which provides for a salary of $96,000 per year, and a car allowance of $550 per month.

      In addition, the contract grants Mr. Gordon Davies options to purchase 750,000 shares of the Company's Common Stock, which vest, become exercisable, and have an option exercise price as follows:

               No. Of Options      Date of Vesting       Option Exercise Price
               --------------      ---------------       ---------------------
               200,000             June 1, 1999          $0.30
               275,000             June 1, 2000          $0.40
               275,000             June 1, 2001          $0.40

      At February 1, 2000, 200,000 of these options had vested, and -0- options had been exercised. The options expire, if not exercised, by one year beginning from the vesting date.


      Steve Madsen

      The Company entered into a 3 year Employment Contract with Steve Madsen in December, of 1999, which provides for a salary of $120,000 per year, plus a vehicle allowance of $550 per month.

      In addition, the contract grants 450,000 options to purchase shares of the Company's Common Stock at an exercise price of $0.40 per share. The options vest in each year in lots of 150,000 options per year, starting January 1, 2001, and expire if they are not exercised within one year after the vesting date.


      John Ewing

      The Company entered into a 3 year Employment Contract with John Ewing in November, of 1999, which provides for a salary of $120,000 per year, plus a vehicle allowance of $550 per month.

      In addition, the contract grants 450,000 options to purchase shares of the Company's Common Stock at an exercise price of $0.40 per share. The options vest in each year in lots of 150,000 options per year, starting January 1, 2001, and expire if they are not exercised within one year after the vesting date.

             ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

1.    Joint Venture with Oil Re-Refining Company

      RCAI and Oil Re-Refining Company established a joint venture partnership called Energy and Material Recovery, Inc. in November of 1997. RCAI issued and contributed 1,500,000 shares of its Common Stock at an agreed valuation of $2.00 per share, to the Energy and Material Recovery Joint Venture Oil Re-Refining, contributed operating equipment, buildings, trucks, land and other assets having an agreed value of $3,000,000 to the Joint Venture.

      This partnership was dissolved due to disagreements among management as to the best course for future operations of the Joint Venture, in October of 1999. The 1,500,000 shares of the Company's Common Stock contributed to the Joint Venture were returned to RCAI and have been designated treasury shares.

2.    Acquisition of Business Customers of Bruce Selk, dba Sierra Technologies

      Sierra Technologies was established by Bruce Selk in June 1997 and was in the business of buying and selling industrial chemicals. In June of 1999, RCAI offered Mr. Selk a position of CEO. As part of these negotiations, Mr. Selk transferred all of his business done under the name, Sierra Technologies, into RCAI. Under the informal agreement with Mr. Selk, the Registrant assumed all of the liabilities ($82,805) of Sierra Technologies, and was assigned all of its business assets ($64,588), including its accounts receivable, and its base of customer accounts for brokered chemicals.

3.    Acquisition of Brody Special Projects, Inc.

      In December of 1999, the Company acquired from Steve Madsen and John Ewing certain of the assets formerly belonging to Brody Special Projects Company, a Utah corporation, which were utilized by Brody in the business of marketing, selling and leasing VSEP and Pall Sep Systems. Also transferred and assigned to the Registrant were the rights to sell and lease VSEP and Pall Sep Units under OEM Agreements originally held by Brody with New Logic International and Pall Filtron, Inc., respectively. Under the purchase agreement with Messrs. Madsen and Ewing, the Company paid $300,000 in staged cash payments to Brody on behalf of Messrs. Madsen and Ewing, and agreed to assume and pay to Brody, $300,000 out of future sales. The cash payments based on future sales are payable as follows:

               December 13, 1999     100,000       Paid
               December 31, 1999     50,000        Paid at the Closing

               The balance of the cash payment is payable in three installments of $50,000 each, payable on March 30, 2000, June 30, 2000 and September 30, 2000. The $50,000 March 30,2000 payment has been made.

      The $300,000 to be paid out of future sales is to be paid (i) at the rate of 25% of net sales proceeds, or (ii) the sum of $6,250, whichever is greater, on each Pall Sep and VSEP Unit sold to certain specified customers. The Registrant also assumed approximately $212,000 in liabilities of Brody that had been assumed by Messrs. Madsen and Ewing.

      The assets acquired under this Agreement are being used by the Registrant, but title to the assets has been escrowed, and the assets pledged to secure performance of the Company's obligation under the Agreement.

      New Logic subsequently declined to approve a transfer of the New Logic OEM Agreement to the Company, because they were in the process of changing their marketing strategy for the use of OEMs to the use of marketing representatives, and did not wish to permit transfer of an OEM Agreement. However, New Logic continues to sell its VSEP Units to RCAI under an informal relationship.

      As a part of the consideration for this acquisition, the Company agreed to pay Steve Madsen, an owner of Brody, the sum of $36,000 over a six month period, in six equal payments of $6,133, beginning January 15, 2000, and issued 50,000 stock options to Steve Madsen and $50,000 stock options to John Ewing (also an owner of Brody), to acquire shares of the Company's Common Stock at $0.40 per share. The options are vested, and have a five year term, and expire on November 15, 2004. In addition, Messrs. Madsen and Ewing were each issued 200,000 additional options, at an exercise price of $0.40 per share, in 50,000 increments to each individual, for each $4,000,000 in gross sales which are generated by the Company's Membrane Filtration business. These options also expire, if not vested and exercised by November 15, 2004.

4.    Issuance of Common Stock and/or Options to Officers, Directors and Others

      In September of 1999, the Company privately issued 50,000 common shares, valued at $0.50 per share to Michael Davies, in satisfaction of $25,000 in corporate debt owed to Mr. Davies.

      In September of 1999, the Company privately issued 50,000 common shares to Gordon Davies, in satisfaction of $25,000 in corporate debt owed to Mr. Davies.

      In August of 1999, the company privately issued 358,720 shares to Fred Davies (the father of Michael Davies and Gordon Davies), in satisfaction of $179,360 in consulting fees the Company owned to Mr. Frederick S. Davies for consulting services fully performed.(1)

      In October of 1999, the Company privately issued 325,000 shares to Canvasback Company, Ltd., in satisfaction of $65,000 in corporate debt owed to Canvasback Company, Ltd. The debt was created as a result of Canvasback's loan of $50,000 to the Company on September 14, 1999 of $50,000, at an interest rate of 10% per annum, creating a balance due in October of 1999 of $15,000.

      In June of 1999, the Company privately issued 100,000 shares of Common Stock to Fred Davies, in satisfaction of $50,000 in consulting fees owed to Mr. Davies.(1)

      In June of 1999, the Company privately issued 50,000 shares of its Common Stock to Gordon Davies in satisfaction of $25,000 in compensation owed to Mr. Davies.

      In June of 1999, the Company privately issued 50,000 shares of its Common Stock to Michael Davies in satisfaction of $25,000 in compensation owed to Mr. Davies.

      In June of 1999, the Company privately issued 100,000 shares of its Common Stock to Fred Davies in satisfaction of $50,000 in compensation owed to Mr. Davies.(1)

      In June of 1998, the Company privately issued 56,800 shares of its Common Stock to Gordon Davies in satisfaction of $16,050 in personal loans owed to Mr. Davies.

      The only outstanding options issued to officers and directors are those provided for as a part of their Employment Contracts (see "Compensation of Executive Officers").

(1) With respect to the consulting services rendered by Fred Davies, Mr. Davies' consulting services for RCAI began in February of 1996, and continued through June of 2000, at an agreed rate of $5,000 per month. Mr. Davis' services included his successful efforts to arrange for loans for RCAI, allowing RCAI to continue its business. Mr. Davies was responsible for the incorporation of Aquatek, Inc. and for RCAI's participation as a 50% partner in Energy & Material Recovery, Inc. Mr. Davies was directly responsible for RCAI's discovery of the VSEP & PallSep(TM) filtration technologies leading to the company's current direction. Mr. Davies also assisted RCAI with the management of receivables and payables.


5.    Outstanding Loans Owed to Officers, Directors and Principal Shareholders

      Michael C. Davies is currently owed $2,044 as of September 24, 1999, and is currently an account payable. This figure represents past management salaries from 1998 to 1999.

      Gordon Davies is currently owed $4,782 as of September 24, 1999, and is currently an account payable. This figure represents past management salaries from 1998 to 1999.

                        ITEM 8. DESCRIPTION OF SECURITIES

      The authorized capital stock of Recycling Centers of America, Inc., consists of 75,000,000 shares of common stock, $0.01 par value, and 100,000 shares of preferred stock, par value $1.00 per share. The Articles of Incorporation authorize the Company's Board of Directors to establish by resolution different classes or series of the undesignated shares and to fix the relative rights and preferences of such shares in any class or series. Under Colorado law, no further action by the Company's shareholders is necessary and only the action of the Board of Directors is required to authorize the issuance of any undesignated shares. There is currently no Preferred Stock outstanding.


COMMON STOCK

      As of February 1, 2000, there were 6,389,304 shares of Common Stock outstanding and held of record by 608 stockholders. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of Capital Stock. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any preferred stock that might be issued in the future. Holders of Common Stock have no preemptive or subscription rights, and there are no redemption or conversion rights with respect to such shares. All outstanding shares of Common Stock are fully paid and nonassessable.

      This summary of certain provisions of the Common Stock of the Company is subject to, and qualified in its entirety by the Company's Articles of Incorporation, as amended, and its Bylaws (which documents are available and will be supplied upon request).


WARRANTS

      The Company has 222,670 Warrants outstanding to acquire 222,670 Shares of its Common Stock, at a warrant exercise price of $3.50 per share. These warrants expire on June 14, 2000.

                                     PART II

                       ITEM 1. MARKET PRICE AND DIVIDENDS
                          ON REGISTRANT'S COMMON STOCK
                     EQUITY AND RELATED STOCKHOLDER MATTERS

      The Company's Common Stock trades over-the-counter on the NASD Bulletin Board Market under the symbol "RCAI". The closing sales price as of February 22, 2000, was $2.00.

      Set forth below is the high and low bid information for the Company's Common Stock for each full quarterly period within the two most recent fiscal years.

                                    High           Low           High           Low
        Period                      Bid            Bid           Ask            Ask
        ------                      ----           ---           ----           ---
        4th Quarter 1999            1.2500         0.3125        1.3750         0.5313
        3rd Quarter 1999            0.7500         0.2500        1.0000         0.3125
        2nd Quarter 1999            0.9375         0.8125        1.4375         1.4375
        1st Quarter 1999            1.9375         0.5313        2.1875         0.9375

        4th Quarter 1998            0.8750         0.2500        1.0625         0.4375
        3rd Quarter 1998            1.00           0.5625        1.0625         0.75
        2nd Quarter 1998            1.75           0.6875        2.125          1.00
        1st Quarter 1998            2.3125         0.3125        2.50           1.0625

        4th Quarter 1997            4.00           1.00          5.00           2.625
        3rd Quarter 1997            4.50           2.00          7.25           2.50

      At January, 2000, the Company had approximately 600 Shareholders of record.

      The Company has not paid a dividend since its incorporation, and management does not anticipate the Company will pay dividends in the near future.


                            ITEM 2. LEGAL PROCEEDINGS

      There is no litigation outstanding, and management is not aware of any potential claims which might be asserted.

                             ITEM 3. CHANGES IN AND
                         DISAGREEMENTS WITH ACCOUNTANTS.


None.

                 ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES


All Common Stock ("com.")

Sales of Shares For Cash
Date or Period        Title  Shares    Class to             Offering      Total Capital  Total     Exemption
of Offering                  Sold      Whom Sold            Price         Raised         Comm.     Relied Upon
09/03/98 - 04/14/99   com.   570,816   9 Accredited         $0.60         $342,490       $0.0      4(2)
                                       30 Sophisticated

03/15/99              com.   2,000     1 Sophisticated      $0.80         $2,000         $0.0      4(2)

03/16/99              com.   176,786   3 Accredited         $0.70         $123,750       $0.0      4(2)

03/17/99              com.   11,111    1 Accredited         $0.90         $10,000        $0.0      4(2)

04/14/99              com.   2,667     1 Sophisticated      $0.75         $2,000         $0.0      4(2)

04/19/99 - 4/29/00    com.   102,000   1 Accredited         $0.70         $50,000        $0.0      4(2)

05/01/99 - 07/02/99   com.   314,180   2 Accredited         $0.45         $141,381       $0.0      504
                                       2 Sophisticated

07/03/99 - 07/06/99   com.   132,500   1 Accredited         $0.40         $53,000        $0.0      4(2)
                                       1 Sophisticated

10/12/99 - 02/15/00   com.   1,551,463 11 Accredited        $0.45         $698,159       $0.0      504
                                       28 Sophisticated


Shares issued for services:
27-Jan-00             Dewey Lake           80,000 shares valued at $1.00 per share for services, Section 4(2) exemption
                                           (construction EMRI)
12-Feb-99             Rocky Baisch         37,000 shares valued at $0.60 per share for services, Section 4(2) exemption
                                           (consulting services)
12-Feb-00             Scott Carpenter      4,125 shares valued at $0.60 per share for services, Section 4(2) exemption
                                           (consulting services)
25-Feb-00             First Capital        28,000 shares valued at $0.45 per share for services, Section 4(2) exemption
                                           (consulting /504 doc)

Below are shares issued for loans
15-Jun-99             Mike Davies          100,000 shares in lieu of $50,000 cash payment owed to Mr. Davies by the company. Section 4(2) exemption
15-Jun-99             Gordon Davies        100,000 shares in lieu of $50,000 cash payment owed to Mr. Davies by the company. Section 4(2) exemption
18-June-00            John Hewgill         66,667 shares in lieu of portion of repayment on loan of $66,666, Section 4(2)
                                           exemption 18-June-00 Gail Hewgill 33,333 shares in lieu of portion of repayment on loan of $33,333, Section 4(2) exemption
25-Feb-00             Canvasback           100,000 shares in lieu for $75,000 loan payment to J. Hewgill, Section 4(2) exemption
16-Aug-99             Fred Davies          358,720 shares for services in lieu of $179,360.34 cash payment owed by the company.
                                           Section 4(2) exemption
10-Oct-99             Canvasback           325,000 shares in lieu of $65,000 cash payment which amount was loaned to the company on September 14, 1999 ($50,000) and October 1, 1999 ($15,000) by Canvasback Company,
                                           Ltd. and represents payment in full for such loans, Section 4(2) exemption
10Jun-99              Fred Davies          100,000 shares in lieu of $50,000, which amount was subtracted from the total cash amount owed to Mr. Davies under his Personal Services / Consulting contract(s) with the company, Section 4(2) exemption
06-Jan-00             Donna Drain          5,000 shares in lieu of any and all cash payments for interest on her loan to the company of $15,000 on or about August 2, 1996, Section 4(2) exemption.
---------------------------------------------------------------------------------------------------------------------------------
Below are shares issued in lieu of settlements
25-Feb-00             William Briggs       30,000 shares for dissolution of EMRI

                ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS


Indemnification

            Each director, officer, employee or agent, past and present of the corporation, and each person who serves or may have served at the request of the corporation as a director, employee or agent of another corporation or employee benefit plan, and their respective heirs, administrators and executors, shall be indemnified by the corporation in accordance with, and to the fullest extent permissible under, the provisions of applicable corporate law.

            INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS AND CONTROLLING PERSONS OF THE REGISTRANT PURSUANT TO THE FOREGOING PROVISIONS OR OTHERWISE, THE REGISTRANT HAS BEEN ADVISED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS, THEREFORE, UNENFORCEABLE. IN THE EVENT THAT A CLAIM FOR INDEMNIFICATION AGAINST SUCH LIABILITIES (OTHER THAN THE PAYMENT BY THE REGISTRANT OF EXPENSES INCURRED OR PAID BY A DIRECTOR, OFFICER OR CONTROLLING PERSON OF THE REGISTRANT IN THE SUCCESSFUL DEFENSE OF ANY ACTION, SUIT OR PROCEEDING) IS ASSERTED BY SUCH DIRECTOR, OFFICER OR CONTROLLING PERSON IN CONNECTION WITH THE SECURITIES BEING REGISTERED, THE REGISTRANT WILL, UNLESS IN THE OPINION OF ITS COUNSEL THE MATTER HAS BEEN SETTLED BY CONTROLLING PRECEDENT, SUBMIT TO A COURT OF APPROPRIATE JURISDICTION THE QUESTION WHETHER SUCH INDEMNIFICATION BY IT IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND WILL BE GOVERNED BY THE FINAL ADJUDICATION OF SUCH ISSUE.

                       RECYCLING CENTERS OF AMERICA, INC.
                                 Balance Sheets
                                   (Unaudited)


                                                                       December 31,
                                                               ---------------------------
                                                                  1999             1998
                                                               ----------       ----------
ASSETS

Cash and cash equivalents                                          39,393          107,204
Accounts receivable, net                                           60,654           63,356
Inventory                                                              --           29,000
                                                               ----------       ----------

     Total Current Assets                                         100,047          199,560

Equipment, net                                                    142,437           81,057

Loan to Officers/Shareholders                                       5,924           69,732
Other Assets                                                        4,952            4,225
Brody Acquisition                                                 202,670               --

     TOTAL ASSETS                                                 456,030          354,574
                                                               ----------       ----------


LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable                                                  108,499          110,352
Contract payable                                                  180,000          145,000
Note payable                                                       15,812          191,115
Taxes payable                                                      75,464               --
Accrued interest                                                       --            4,165
                                                               ----------       ----------

     Total current liabilities                                    379,775          450,632

Long-term notes payable                                                --          180,000
Loans from officers and shareholders                              152,500          195,600
                                                               ----------       ----------

     TOTAL LIABILITIES                                            532,275          826,232

Common stock; 75,000,000 authorized of $.01 par value,
6,327,063 and 5,674,335 shares issued and outstanding
as of December 31, 1999 and 1998 respectively                   2,795,133        1,769,392
Preferred stock                                                       380              380
Less: common stock in treasury of 1,500,000 shares                (15,000)
Retained earnings                                              (2,439,747)      (2,036,836)
Net income                                                       (417,011)        (204,594)
                                                               ----------       ----------

     Total stockholders' equity                                   (76,245)        (471,658)

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   456,030          354,574
                                                               ----------       ----------

                       RECYCLING CENTERS OF AMERICA, INC.
                            Statements of Operations
                                   (Unaudited)

                                                       For the Six Months
                                                       Ended December 31,
                                                   ---------------------------
                                                      1999             1998
                                                   ----------       ----------
REVENUES

Contract income                                       342,323          236,481
Cost of sales                                         191,737           97,720
                                                   ----------       ----------

     Gross Profit                                     150,586          138,761

OPERATING EXPENSES

Wages and payroll taxes                               309,013          151,050
Professional fees                                     119,079           91,292
Office expenses                                        56,079           40,946
Sierra acquisition                                     18,589               --
Marketing expenses                                     18,537           20,142
Auto expense                                           13,512            2,925
Insurance                                               9,304            9,422
Depreciation expense                                    7,580            3,160
Travel expenses                                         7,552           12,724
Stock transfer fees                                     3,417            4,686
Dues and subscriptions                                    424              950
Engineering expenses                                      331               52
                                                   ----------       ----------

     Total operating expenses                         563,417          337,349

OTHER EXPENSE

Interest expense                                        1,508            3,905
Other expense                                           2,672            2,101
                                                   ----------       ----------

     Total other expense                                4,180            6,006

NET LOSS                                             (417,011)        (204,594)
                                                   ----------       ----------



LOSS PER SHARE                                          (0.07)           (0.04)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING       5,696,870        4,567,228

                       RECYCLING CENTERS OF AMERICA, INC.
                             Statements of Cash Flow
                                   (Unaudited)

                                                   For the Six Months
                                                    Ended December 31,
                                                 -----------------------
                                                   1999           1998
                                                 --------       --------
CASH FLOWS FROM
OPERATING ACTIVITIES

Net income (loss)                                (417,011)      (204,594)
Adjustments to reconcile net
income (loss) to net cash:
Depreciation                                        7,580          3,160
Loss on disposition of equipment                                  (3,575)
Changes in assets and liabilities:
(Increase) decrease in accounts receivables        98,575         (2,850)
(Increase) decrease in shareholder loans           (5,924)       (69,732)
(Increase) decrease in other assets                 4,721         (2,934)
Increase (decrease) in accounts payable and
other current liabilities                          37,723        (18,945)
                                                 --------       --------

Net Cash Provided (Used) by
Operating Activities                             (274,336)      (299,470)
                                                 --------       --------

CASH FLOWS FROM INVESTING
ACTIVITIES

Purchase of fixed assets                         (113,047)            --
Wil-Flow Settlement                                    --         (2,735)
Brody Acquisition                                (195,069)            --
                                                 --------       --------

Net Cash Provided (Used) by
Investing Activities                             (308,116)        (2,735)
                                                 --------       --------

CASH FLOWS FROM FINANCING
ACTIVITIES

Proceeds from shareholder loans                   (52,500)       120,100
Common stock issued for cash                      564,955        209,198
                                                 --------       --------

Net Cash Provided (Used) by
Financing Activities                              512,455        329,298

NET INCREASE (DECREASE) IN CASH                   (69,997)        27,093

CASH AT THE BEGINNING OF PERIOD                   109,390         80,111
                                                 --------       --------

CASH AT END OF PERIOD                              39,393        107,204
                                                 --------       --------

                       Recycling Centers of America, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1999 and 1998


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

1.      Principles of Consolidation

        The consolidated financial statements include the accounts of Aquadynamic Technologies, Inc.,its wholly owed subsidiaries Aquatek, Inc. and Wil-Flow, Inc. and Sierra Technologies, Inc. All material intercompany balances and transactions including investments in subsidiaries have been eliminated.

2.      Using Estimates

        In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.      Depreciation and Amortization

        Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable to operations over their estimated service lives as defined below.

               Transportation Equipment                     3-5 years
               Office Furniture and Fixtures                5-7 years
               Machinery and Equipment                     3-10 years

        The straight-line method of depreciation is used for substantially all assets for financial reporting purposes.

4.      Income Taxes

        The Company and its wholly owned subsidiaries are organized as a C-corporations. The Company does not file consolidated tax returns and has not filed tax returns since 1996.

                       Recycling Centers of America, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1999 and 1998

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

        There has been no provision for income taxes as current and previous operations of the Company have resulted in taxable losses. There is no determinable benefit of these net operating losses which can be carried forward for 15 years because of the significant losses incurred by the Companies.

5.      Fair Value of Financial Instruments

        The carrying amount of cash, accounts and notes receivable, lines of credit, and other liabilities due in less than one year approximated fair value as of December 31, 1999 and 1998 due to the relatively short maturity of these instruments.

        The carrying value of long-term liabilities approximated fair value as of December 31, 1999 and 1998 based on the current rates offered to the Company for similar debt of the same remaining maturities.


NOTE C - ACCOUNTS RECEIVABLE

        All accounts Receivable are trade related. These receivables are current and collection is fully expected. No reserve for uncollectable accounts is deemed necessary.


NOTE D - PLANT PROPERTY AND EQUIPMENT

        Plant, Property and Equipment consisted of the following at December 31, 1999 and 1998:

                                               1999            1998
                                             --------        --------
        Computers and Office Equipment       $ 62,191        $ 62,191
        Transportation Equipment               13,191          65,273
                                             --------        --------
                                               75,382         127,464

        Less accumulated depreciation         (45,992)        (42,832)
                                             --------        --------

        Balance                              $ 29,390        $ 84,632

                       Recycling Centers of America, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1999 and 1998



NOTE D - PLANT PROPERTY AND EQUIPMENT, Continued

        The increase in Plant, Property and Equipment between years is attributed to purchase of equipment in conjunction with the Brody acquisition. Depreciation expense was $7,580 and $3,160 for the six months ended December 31, 1999 and 1998.


NOTE E - NOTES PAYABLE

        Notes payable consisted of the following at December 31, 1999 and 1998:

                                                            1999           1998
                                                          ---------      ---------
        Note payable to President of Wil-Flow, Inc.,
        Interest accruing at 9.5% per annum,
        unsecured, payable each in installments of
        $90,000 payable each January 8th until year
        2000.                                               $     0      $ 360,000


        Note payable to First Union Bank for the
        purchase of a vehicle                                10,034         13,000
                                                            -------       --------

                        Total                               $10,034      $ 373,000

                        Less long-term portion                    0       (180,000)

                        Current Portion                     $10,034      $ 193,000


        A lawsuit was pending with the former President of Wil-flow, Inc. which was resolved on March 8, 1999 and the note payments due the President were forgiven. See Note I for more details.

                       Recycling Centers of America, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             June 30, 1999 and 1998


NOTE F - RELATED PARTY TRANSACTIONS

        Certain of the Company's principals and family members of these principals have loaned money to the Company at various times. The consolidated long-term loans as of June 30, 1999 and 1998 from related parties are $205,000 and $75,500 respectively. It is the intent of the Company to convert these notes into common shares of stock and therefore these loans do not bear any interest.

        Fred Davies, a major shareholder of the Company, is also a major debtor to the Company. As of June 30, 1999 and 1998 he is owed $168,221 and $161,333 respectively for unpaid portion of his management contract and also for loans to the Company.

        Intercompany loans and transactions occur on a regular basis among the parent and two wholly owned subsidiaries. No intercompany profits are recorded.

NOTE G - COMMITMENTS AND CONTINGENCIES

        The Company conducts its operations utilizing leased facilities and equipment under noncancellable operating lease agreements expiring at various dates through the year 2003. Future minimum lease commitments, excluding property taxes and insurance, are approximately as follows:

        Year ending June 30,
        --------------------
        2000                   $24,096
        2001                    24,096
        2002                    21,030
        2003                     2,850

                               $72,072

        Rent expense for all leased facilities and equipment was approximately $41,748 and $34,935 for the years ended June 30, 1999 and 1998, respectively.

                       Recycling Centers of America, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             June 30, 1999 and 1998


NOTE G - COMMITMENTS AND CONTINGENCIES, Continued

        The Company has no pending lawsuits. Management is not aware of any potential lawsuits that will have a material adverse effect on the financial position of the Company.


NOTE H - MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK

        The Company maintains its cash balances in more than one financial institution. At times, the Company's balances exceed the amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

        The majority of the Sales in 1999 and 1998 are to one customer. At June 30, 1999 and 1998, the largest customer comprised approximately $40,567 and $3,083 of the Company's accounts receivable. Management believes that customer acceptance, billing, and collection policies are adequate to minimize potential risk on trade receivables.


NOTE I - RESOLUTION OF THE LAWSUIT WITH WIL-FLOW, INC.

        In November 1995, the Company purchased all of the outstanding common stock of Wil-Flow, Inc. for a total consideration of $575,000. The purchase price exceeded the book value and fair market value of the assets. As a result of the settlement of the lawsuit with the former President of Wil-Flow, Inc. the excess consideration paid for Wil-Flow, Inc was written-off the books. This amount was offset by the debt not paid by the Company to the former President of Wil-Flow, Inc. The total loss from the dissolution of Wil-Flow, Inc. is $118,380. This loss does not include the operational losses which were incurred during the period of ownership.

                       Recycling Centers of America, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             June 30, 1999 and 1998


NOTE J - JOINT VENTURE WITH ENERGY & MATERIAL RECOVERY, INC.

        In September 1997 the Company entered into a joint venture agreement with Energy & Material Recovery, Inc. (EMRI). The Company contributed 1,500,000 shares of common stock and EMRI contributed two operating companies, Industrial Oil, Inc. and Fuel Processors, Inc. The purpose of the joint venture was to develop proprietary processes to convert a wide range of industrial waste streams into raw materials for new products and uses. In October 1999 the Company dissolved its joint venture and the 1,500,000 common shares were returned to the Company. The financial statements reflect the expenses incurred for this joint venture.


NOTE K - ACQUISITION OF SIERRA TECHNOLOGIES, INC.

        On June 1, 1999 the Company purchased Sierra Technologies, Inc whose business includes purchasing, treatment and brokerage of chemical and petroleum products throughout North America. The net purchase price was $22,299 which represents the difference between the amount owed to Sierra Technologies, Inc. vendors and the Accounts Receivable due from its customers. The President of Sierra Technologies, Inc. entered into a three year employment with the Company and will hold the title of Chief Executive Officer of Recycling Centers of America, Inc.


NOTE L - GOING CONCERN

        The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred significant losses which have result in an accumulated deficit of $ 2,469,360 at June 30, 1999 which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments relation to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty. It is the intent of management to create additional revenues through its technologies and to rely upon additional equity financing if required to sustain operations. The management of the Company has committed to covering the operating expenses of the Company until adequate sales are generated.

                       Recycling Centers of America, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             June 30, 1999 and 1998


NOTE M - SUBSEQUENT EVENTS

        In October 1999, the Company through a Private Placement Memorandum in accordance with SEC Regulation 504 D, began to raise one million dollars ($1,000,000) in equity capital. The Company is offering common shares at forty five cents ($.45)per share.

        In December 1999, the Company completed a merger with Brody Special Projects Company at a cost of $300,000. The Company acquired the international marketing agreements with New Logic and Pall Filtron for the marketing and sale of their respective technologies.

                       MANAGEMENT DISCUSSION AND ANALYSIS
                       INTERIM FINANCIAL STATEMENTS AS OF
                           DECEMBER 31, 1999 AND 1998


Overview

        During the first six months of fiscal year 2000, in an effort to become a leader in the development of market opportunities for the VSEPTM and PALLSEPTM technologies RCAI continued the implementation of its business strategy to form a group of companies that will offer the marketing of advanced liquid process technologies. In December 1999 Brody Special Projects Company (Brody) was purchased. Brody holds the marketing rights from Pall Filtration Corporation to supply advanced filtration technology to be used to decontaminate liquid wastes. Two key marketing personnel of Brody were hired by RCAI to forward key projects in the diary industry.

RCAI has also begun to realize revenues from Sierra Technologies, Inc.(Sierra), a Company purchased on June 1, 1999. Sierra began to generate revenues from the treatment and brokerage of chemical and petroleum products during the first six months of fiscal year 2000.


Statement of Operations

        The Company has incurred net losses of $417,011 for six months ended December 31, 1999 as compared to a net loss of $204,594 for the six months ended December 31, 1998. These losses can be primarily attributed to significant costs incurred in both years from the dissolution of Wil-Flow, Inc. in March 1999 and the termination of the joint venture with EMRI in October 1999. Approximately $350,000 of the loss in fiscal year 1999 can be attributed to the dissolution of EMRI and $200,000 of the loss in fiscal year 1998 can be attributed to the dissolution of Wil-Flow, Inc. There should be no further financial impact after the dissolution of the aforementioned companies on the operations of the Companies. Management has been restructured and has focused its efforts in providing comprehensive services to the recycling industry. In addition, expenses have exceeded revenues in the start-up phases of the operations of Brody and Sierra.

        The Company realized the majority of its revenues for the six months ending December 31, 1999 and 1998 of $342,323 and $236,481, respectively, from Aquatek, Inc., a wholly owned subsidiary which specializes in automated process control systems for wastewater treatment applications. The Contract Revenue in for the six months ending December 31, 1999 and 1998 has been primarily to Cass Water Engineers. In 1999 approximately $122,000 of revenues were generated from Sierra.

        The Cost of Goods sold represents fifty eight percent (44%) of sales for the six months ending December 31, 1999 as compared to sixty nine percent (58%) as of

\
December 31, 1998. The Costs of Goods are not consistent between years as a result of the varying nature of the projects in any given year and the fact that the gross margins from the brokerage of chemicals and petroleum products is less than the revenues from Aquatek, Inc.

        Operating expenses consist primarily of general and administrative expenses. For the six months ended December 31, 1999 operating expenses totaled $563,417 as compared to $337,349 for the six months ended December 31, 1998. This substantial increase in operating expenses between years of $226,068 can be primarily attributed to an increase in Wages of $157,963 and an increase in Professional fees of $27,787. The increase in Wages was caused by management fees due to promotional programs designed to attract capital investment towards the Company in 1999, the acquisitions of key personnel from the acquisition of Sierra and Brody and the hiring of management personnel because of joint venture with EMRI. The increase in Professional Fees can be attributed to legal costs associated with the termination of the joint venture with EMRI.

        Interest expense and other finance charges decreased from $3,905 for the six months ended December 31, 1998 to $1,508 for the six months ended December 31, 1999. The decrease between years can be attributed to the decrease in Notes payable from $195,600 in 1998 to $152,500 in 1999. Certain Notes Payable were converted to common stock of the Company in 1999.


Liquidity and Capital Resources

As of December 31, 1999 the Company had cash and cash equivalents of $39,393 as compared to cash and cash equivalents of $107,204 as of December 31, 1998. At December 31, 1999, the Company had a working capital deficiency (total current liabilities in excess of total current assets) of $279,728 as compared to a working capital deficit (total current liabilities in excess of total current assets) of $251,072 as of December 31, 1998. The decrease in working capital in 1999 is due to the acquisition of Sierra and Brody which was offset by the forgiveness of payment on the Note Payable to the President of Wil-Flow, Inc. of $360,000 of which $160,000 was included in short-term liabilities.

The principal use of cash for the six months ended December 31, 1999 and 1998 was to fund the net loss from operations. The Company raised a total of $564,955 and $209,198 in the six months ended December 31, 1999 and 1998 respectively from the issuance of common stock to fund the loss from operations. In addition, the Company borrowed $120,100 from shareholders in the six months ended December 31, 1998: $75,000 note to Jones Gable was repaid in December 1999 and $45,000 to Dona Stein has not been repaid and is bearing interest at 10 percent per annum.

The management of the Company has committed to covering the operating expenses of the Company until adequate sales are generated. It is anticipated that the Company will become profitable and begin to generate sufficient cash flow to meet its monthly operating expenses, including lease commitments, of $75,000 by January 2001. In October 1999. The Company through a Private Placement Memorandum in accordance with SEC Regulation 504 D, began to raise one million dollars in equity capital. In June 2000 the Company began soliciting $10.0 million in accordance with SEC Regulation 506 D in the form of a convertible debenture to continue to cover the $75,000 in operating expenses.

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 10-QSB

                             QUARTERLY REPORT UNDER
                               SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934







                       RECYCLING CENTERS OF AMERICA, INC.
           (NAME OF SMALL BUSINESS ISSUER AS SPECIFIED IN ITS CHARTER)





                       COLORADO                84-0703717
               (State of Incorporation)    (IRS Employer ID No.)

                      23832 ROCKFIELD BOULEVARD, SUITE 275
                          LAKE FOREST, CALIFORNIA 92630
                    (Address of Principal Executive Offices)


                                 (949) 609-0590
                         (Registrant's Telephone Number)





                   SECURITIES OUTSTANDING AS OF MARCH 31, 2000
                     8,243,698 COMMON SHARES $.01 PAR VALUE

                         PART I -- FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS


                       RECYCLING CENTERS OF AMERICA, INC.
                                 Balance Sheets
                                  (Unaudited)

                                                                        March 31,
                                                                  2000             1999
                                                               ----------       ----------
   ASSETS

   Cash and cash equivalents                                        8,992           12,944
   Accounts receivable, net                                       192,473          403,873
   Inventory                                                        1,441           29,000
                                                               ----------       ----------

        Total Current Assets                                      202,906          445,817

   Equipment, net                                                 136,189           80,735

   Loan to Officers/Shareholders                                   10,565          206,575
   Other Assets                                                     2,861            4,225
   Brody Acquisition                                              239,468               --

        TOTAL ASSETS                                              591,989          737,352
                                                               ----------       ----------


   LIABILITIES AND STOCKHOLDERS' EQUITY

   Accounts payable                                               271,112          248,831
   Contract payable                                               118,399          145,000
   Note payable                                                   127,726          191,039
   Taxes payable                                                   31,603               --

        Total current liabilities                                 548,840          584,870

   Long-term notes payable                                             --               --
   Loans from officers and shareholders                             3,285               --
                                                               ----------       ----------

        TOTAL LIABILITIES                                         552,125          584,870

   Common stock; 75,000,000 authorized of $.01 par value,
   8,243,698 and 6,395,008 shares issued and outstanding
   as of March 31, 2000 and 1999 respectively                   3,195,485        2,473,957
   Preferred stock                                                    380              380
   Retained earnings                                           (2,469,360)      (2,030,111)
   Net income                                                    (686,641)        (291,744)
                                                               ----------       ----------

        Total stockholders' equity                                 39,864          152,482

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)              591,989          737,352
                                                               ----------       ----------


The accompanying notes are an integral part of the financial statements.

                       RECYCLING CENTERS OF AMERICA, INC.
                            Statements of Operations

                                                       For the Three Months
                                                          Ended March 31,
                                                   ---------------------------
                                                      2000             1999
                                                   ----------       ----------
REVENUES

Contract income                                       302,765          414,853
Cost of sales                                         232,774          221,696
                                                   ----------       ----------

     Gross Profit                                      69,991          193,157

OPERATING EXPENSES

Wages and payroll taxes                               205,498           94,888
Office expenses                                        26,675           23,671
Bad debt expense                                           --            4,000
Professional fees                                      48,885          134,028
Stock transfer fees                                     2,652            3,864
Travel expenses                                         6,045            5,033
Marketing expenses                                      7,049              921
Depreciation expense                                    9,250               --
Insurance                                              12,321            4,231
Auto expense                                           17,675            3,497
Acquisition Fees                                           --               --
Engineering expenses                                       84               --
Dues and subscriptions                                    437            4,019
                                                   ----------       ----------

     Total operating expenses                         336,571          278,152

OTHER EXPENSE

Interest expense                                        1,428            1,229
Other expense                                           1,622              926
                                                   ----------       ----------

     Total other expense                                3,050            2,155

Loss before loss on discontinued operations          (269,630)         (87,150)

Loss from discontinued operations                          --               --

NET LOSS                                             (269,630)         (87,150)
                                                   ----------       ----------

LOSS PER SHARE                                          (0.04)           (0.02)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING       6,970,284        5,481,118


    The accompanying notes are an integral part of these financial statements.

                       RECYCLING CENTERS OF AMERICA, INC.
                            Statements of Operations

                                                       For the Nine Months
                                                         Ended March 31,
                                                   ---------------------------
                                                     2000              1999
                                                   ----------       ----------
REVENUES

Contract income                                       645,088          651,334
Cost of sales                                         424,511          319,416
                                                   ----------       ----------

     Gross Profit                                     220,577          331,918

OPERATING EXPENSES

Wages and payroll taxes                               514,511          245,938
Office expenses                                        80,783           64,617
Bad debt expense                                           --            4,000
Professional fees                                     167,965          225,320
Stock transfer fees                                     6,089            8,550
Travel expenses                                        13,597           17,757
Marketing expenses                                     25,586           21,063
Depreciation expense                                   16,830            3,160
Insurance                                              21,625           13,653
Auto expense                                           33,073            6,220
Acquisition Fees                                       18,589               --
Engineering expenses                                      415               52
Dues and subscriptions                                    861            4,969
                                                   ----------       ----------

     Total operating expenses                         899,924          615,299

OTHER EXPENSE

Interest expense                                        2,936            5,134
Other expense                                           4,358            3,229
                                                   ----------       ----------

     Total other expense                                7,294            8,363

Loss before loss on discontinued operations          (686,641)        (291,744)

Loss from discontinued operations                          --               --

NET LOSS                                             (686,641)        (291,744)
                                                   ----------       ----------

LOSS PER SHARE                                          (0.10)           (0.05)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING       6,970,284        5,481,118



    The accompanying notes are an integral part of these financial statements.

                       RECYCLING CENTERS OF AMERICA, INC.
                             Statements of Cash Flow

                                  (Unaudited)

                                                  For the Three Months
                                                     Ended March 31,
                                                 -----------------------
                                                   2000           1999
                                                 --------       --------
CASH FLOWS FROM
OPERATING ACTIVITIES

Net income (loss)                                (269,630)       (87,150)
Adjustments to reconcile net
income (loss) to net cash:
Depreciation                                        9,250             --
Loss on disposition of equipment                                      --
Changes in assets and liabilities:
(Increase) decrease in accounts receivables      (131,819)      (340,517)
(Increase) decrease in inventory                   (1,441)            --
(Increase) decrease in shareholder loans           (4,641)      (136,843)
(Increase) decrease in other assets                 2,091             --
Increase (decrease) in accounts payable and
other current liabilities                         169,065        134,238
                                                 --------       --------

Net Cash Provided (Used) by
Operating Activities                             (227,125)      (430,272)
                                                 --------       --------

CASH FLOWS FROM INVESTING
ACTIVITIES

Purchase of fixed assets                           (6,248)          (322)
Wil-Flow Settlement                                    --             --
Brody Acquisition                                 (36,798)            --
                                                 --------       --------

Net Cash Provided (Used) by
Investing Activities                              (43,046)          (322)
                                                 --------       --------

CASH FLOWS FROM FINANCING
ACTIVITIES

Proceeds from shareholder loans                  (149,215)      (375,600)
Common stock issued for cash                      388,985        711,934
                                                 --------       --------

Net Cash Provided (Used) by
Financing Activities                              239,770        336,334

NET INCREASE (DECREASE) IN CASH                   (30,401)       (94,260)

CASH AT THE BEGINNING OF PERIOD                    39,393        107,204
                                                 --------       --------
CASH AT END OF PERIOD                               8,992         12,944
                                                 --------       --------


 The accompanying footnotes are an integral part of these financial statements.

                       RECYCLING CENTERS OF AMERICA, INC.
                             Statements of Cash Flow
                                  (Unaudited)

                                                   For the Nine Months
                                                     Ended March 31,
                                                 -----------------------
                                                   2000           1999
                                                 --------       --------
CASH FLOWS FROM
OPERATING ACTIVITIES

Net income (loss)                                (686,641)      (291,744)
Adjustments to reconcile net
income (loss) to net cash:
Depreciation                                       16,830          3,160
Loss on disposition of equipment                                      --
Changes in assets and liabilities:
(Increase) decrease in accounts receivables       (33,244)      (343,367)
(Increase) decrease in inventory                   (1,441)            --
(Increase) decrease in shareholder loans          (10,565)      (206,575)
(Increase) decrease in other assets                 6,812         (2,934)
Increase (decrease) in accounts payable and
other current liabilities                         206,788        115,293
                                                 --------       --------

Net Cash Provided (Used) by
Operating Activities                             (501,461)      (726,167)
                                                 --------       --------

CASH FLOWS FROM INVESTING
ACTIVITIES

Purchase of fixed assets                         (106,799)        (3,897)
Wil-Flow Settlement                                    --             --
Brody Acquisition                                (239,468)            --
                                                 --------       --------

Net Cash Provided (Used) by
Investing Activities                             (346,267)        (3,897)
                                                 --------       --------

CASH FLOWS FROM FINANCING
ACTIVITIES

Proceeds from shareholder loans                  (201,715)      (255,500)
Common stock issued for cash                      948,477        918,497
                                                 --------       --------

Net Cash Provided (Used) by
Financing Activities                              746,762        662,997

NET INCREASE (DECREASE) IN CASH                  (100,966)       (67,067)

CASH AT THE BEGINNING OF PERIOD                   109,958         80,011
                                                 --------       --------

CASH AT END OF PERIOD                               8,992         12,944
                                                 --------       --------



 The accompanying footnotes are an integral part of these financial statements.

                       Recycling Centers of America, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             March 31, 2000 and 1999


NOTE A - COMPANY BACKGROUND

        Recycling Centers of America, Inc. (RCAI), is a Colorado corporation, originally formed in 1976. RCAI as of June 30, 1998 was comprised of three companies Aquadynamic Technologies, Inc. (ATI), and its subsidiaries Aquatek, Inc. and Wil-Flow, Inc. Wil-flow, Inc., on March 8, 1999, became non operational and the patents on the technology were returned to its former owner and president as a result of the resolution of a lawsuit between the parties. On June 1, 1999 ATI acquired Sierra Technologies, Inc.

        ATI markets its products and services through its two distinct wholly owned subsidiaries. Aquateck, Inc. was organized and incorporated in 1995 to engage in providing comprehensive contract engineering services for automated process control systems. It's primary emphasis has been focused toward offering its broad engineering expertise to the domestic and foreign wastewater treatment industries. Wil-Flow, Inc. became a subsidiary of ATI in January of 1996 and was a technology company specializing in the design and fabrication of sludge dewatering equipment for the municipal and industrial markets.

        Sierra's main business is the purchasing, treatment and brokerage of chemical and petroleum products throughout North America.

                       Recycling Centers of America, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             March 31, 2000 and 1999

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

1.      Principles of Consolidation

        The consolidated financial statements include the accounts of Aquadynamic Technologies, Inc., its wholly owed subsidiaries Aquatek, Inc. and Wil-Flow, Inc. and Sierra Technologies, Inc. All material intercompany balances and transactions including investments in subsidiaries have been eliminated.

2.      Using Estimates

        In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.      Depreciation and Amortization

        Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable to operations over their estimated service lives as defined below.

               Transportation Equipment                     3-5 years
               Office Furniture and Fixtures                5-7 years
               Machinery and Equipment                     3-10 years

        The straight-line method of depreciation is used for substantially all assets for financial reporting purposes.

4.      Income Taxes

        The Company and its wholly owned subsidiaries are organized as a C-corporations. The Company does not file consolidated tax returns and has not filed tax returns since 1996.

                       Recycling Centers of America, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             March 31, 2000 and 1999

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

        There has been no provision for income taxes as current and previous operations of the Company have resulted in taxable losses. There is no determinable benefit of these net operating losses which can be carried forward for 15 years because of the significant losses incurred by the Companies.

5.      Fair Value of Financial Instruments

        The carrying amount of cash, accounts and notes receivable, lines of credit, and other liabilities due in less than one year approximated fair value as of March 31, 2000 and 1999 due to the relatively short maturity of these instruments.

        The carrying value of long-term liabilities approximated fair value as of March 31, 2000 and 1999 based on the current rates offered to the Company for similar debt of the same remaining maturities.

NOTE C - ACCOUNTS RECEIVABLE

        All accounts Receivable are trade related. These receivables are current and collection is fully expected. No reserve for uncollectable accounts is deemed necessary.

NOTE D - PLANT PROPERTY AND EQUIPMENT

        Plant, Property and Equipment consisted of the following at March 31, 2000 and 1999:

                                              2000            1999
                                            ---------       ---------
        COMPUTERS AND OFFICE EQUIPMENT      $  74,760       $ 108,299
        Transportation Equipment               35,576          18,428
        Test Equipment                         75,932
                                            ---------       ---------
                                            $ 186,268         126,727
        Less accumulated depreciation         (50,079)        (45,992)
                                            ---------       ---------

        Balance                             $ 136,189       $  80,735

                       Recycling Centers of America, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             March 31, 2000 and 1999



NOTE D - PLANT PROPERTY AND EQUIPMENT, Continued

        The increase in Plant, Property and Equipment between years is attributed to purchase of equipment in conjunction with the Brody acquisition. Depreciation expense was $7,580 and $3,160 for the nine months ended March 31, 2000 and 1999.


NOTE E - NOTES PAYABLE

        Notes payable consisted of the following at March 31, 2000 and 1999:

                                                       2000         1999
                                                      -------      -------
        Note payable to First Union Bank for the
        purchase of a vehicle                         $14,726      $11,039
                                                      -------      -------

                        Total                         $14,726      $11,039

                        Less long-term portion              0            0

                        Current Portion               $14,726      $11,039

                       Recycling Centers of America, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             March 31, 2000 and 1999


NOTE F - RELATED PARTY TRANSACTIONS

        Certain of the Company's principals and family members of these principals have loaned money to the Company at various times. The consolidated long-term loans as of March 31, 2000 and 1999 from related parties are $116,285 and $180,600 respectively. It is the intent of the Company to convert these notes into common shares of stock and therefore these loans do not bear any interest.

        Fred Davies, a major shareholder of the Company, is also a major debtor to the Company. As of March 31, 2000 and 1999 he is owed $118,399 and $145,000 respectively for unpaid portion of his management contract and also for loans to the Company.

        Intercompany loans and transactions occur on a regular basis among the parent and two wholly owned subsidiaries. No intercompany profits are recorded.

NOTE G - COMMITMENTS AND CONTINGENCIES

        The Company conducts its operations utilizing leased facilities and equipment under noncancellable operating lease agreements expiring at various dates through the year 2003. Future minimum lease commitments, excluding property taxes and insurance, are approximately as follows:

        Year ending June 30,
        --------------------
        2000                        $24,096
        2000                         63,000
        2001                         24,096
        2002                         21,030
        2003                          2,850

                                    $72,072

        Rent expense for all leased facilities and equipment was approximately $47,819 and $26,796 for the nine months ended March 31, 2000 and 1999, respectively.

                       Recycling Centers of America, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             March 31, 2000 and 1999


NOTE G - COMMITMENTS AND CONTINGENCIES, Continued

        The Company has no pending lawsuits. Management is not aware of any potential lawsuits that will have a material adverse effect on the financial position of the Company.


NOTE H - MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK

        The Company maintains its cash balances in more than one financial institution. At times, the Company's balances exceed the amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

        The majority of the Sales in 1999 and 1998 are to one customer. At March 31, 2000 and 1999, the largest customer comprised approximately $107,834 and $350,430 of the Company's accounts receivable. Management believes that customer acceptance, billing, and collection policies are adequate to minimize potential risk on trade receivables.

                       Recycling Centers of America, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             March 31, 2000 and 1999


NOTE K - ACQUISITION OF SIERRA TECHNOLOGIES, INC.

        On June 1, 1999 the Company purchased Sierra Technologies, Inc whose business includes purchasing, treatment and brokerage of chemical and petroleum products throughout North America. The net purchase price was $22,299 which represents the difference between the amount owed to Sierra Technologies, Inc. vendors and the Accounts Receivable due from its customers. The President of Sierra Technologies, Inc. entered into a three year employment with the Company and will hold the title of Chief Executive Officer of Recycling Centers of America, Inc.


NOTE L - GOING CONCERN

        The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred significant losses which have result in an accumulated deficit of $3,156,001 at March 31, 2000 which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty. It is the intent of management to create additional revenues through its technologies and to rely upon additional equity financing if required to sustain operations. The management of the Company has committed to covering the operating expenses of the Company until adequate sales are generated.

                       Recycling Centers of America, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             March 31, 2000 and 1999


NOTE M - SUBSEQUENT EVENTS

        In October 1999, the Company through a Private Placement Memorandum in accordance with SEC Regulation 504 D, began to raise one million dollars ($1,000,000) in equity capital. The Company is offering common shares at forty five cents ($.45)per share.

        In December 1999, the Company completed a merger with Brody Special Projects Company at a cost of $300,000. The Company acquired the international marketing agreements with New Logic and Pall Filtron for the marketing and sale of their respective technologies.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS


                       MANAGEMENT DISCUSSION AND ANALYSIS
                       INTERIM FINANCIAL STATEMENTS AS OF
                             MARCH 31, 2000 AND 1999


THREE MONTH STATEMENT OF OPERATIONS

The Company has incurred net losses of $269,630 for the three months ended March 31, 2000 as compared to a net loss of $87,150 for the three months ended March 31, 1999. These losses can be primarily attributed to significant costs incurred in fiscal year 1999 from the dissolution of Wil-Flow, Inc. in March 1999. In addition, expenses have exceeded revenues in the start-up phases of the operations of Brody and Sierra. In addition, the Company is incurring significant payroll costs in 2000 in the implementation of its business strategy of becoming a leader in filtration system technologies.

        The Company realized the majority of its revenues for the three months ending March 31, 2000 and 1999 from Aquatek, Inc., a wholly owned subsidiary which specializes in automated process control systems for wastewater treatment applications. The Contract Revenue for the three months ending March 31, 2000 and 1999 has been primarily to Cass Water Engineers. In the three months ending March 31, 2000 approximately $170,965 of revenues were generated from Sierra in the sale of chemicals and petroleum based products.

        The Cost of Goods sold represents twenty three percent (23%) of sales for the three months ending March 31, 2000 as compared to forty seven percent (47%) as of March 31, 1999. The Costs of Goods are not consistent between years as a result of the varying nature of the projects in any given year and the fact that the approximately fifty seven percent (57%) of the sales in fiscal year 2000 are from the brokerage of chemicals and petroleum products which have significantly lower margins than those derived from Engineering Consulting services provided by Aquatek, Inc. There were no sales of chemicals and petroleum products in fiscal year 1999.

        Operating expenses consist primarily of general and administrative expenses. For the three months ended March 31, 2000 operating expenses totaled $336,571 as compared to $278,152 for the three months ended March 31, 1999. This substantial increase in operating expenses between years of $58,419 can be primarily attributed to an increase in Wages of $110,610. This substantial increase in Wages can be attributed to the acquisitions of key personnel from the acquisition of Sierra and Brody and the hiring of management personnel because of joint venture with EMRI. This increase is offset by a substantial decrease in Professional Fees of $85,000. Legal fees decreased substantially in fiscal year 2000 because the Company has not been engaged in any major litigation or any dissolution matters.

        Other significant increases in operating expenses in fiscal year 2000 as compared to fiscal year 1999, related to the increase in staffing discussed above, are the increase of auto expenses of approximately $14,000 and the increase in insurance of approximately $8,000.

        There has been no significant increase in interest expense between the three months ended March 31, 2000 and 1999.


NINE MONTH STATEMENT OF OPERATIONS

        The Company has incurred net losses of $686,641 for the nine months ended March 31, 2000 as compared to a net loss of $291,744 for the nine months ended March 31, 1999. These losses can be primarily attributed to significant costs incurred in both years from the dissolution of Wil-Flow, Inc. in March 1999 and the termination of the joint venture with EMRI in October 1999. In addition, expenses have exceeded revenues in the start-up phases of the operations of Brody and Sierra. In addition, the Company is incurring significant payroll costs in 2000 in the implementation of its business strategy of becoming a leader in filtration system technologies.

        The Company realized the majority of its revenues for the nine months ending March 31, 2000 and 1999 from Aquatek, Inc., a wholly owned subsidiary which specializes in automated process control systems for wastewater treatment applications. The Contract Revenue for the nine months ending March 31, 2000 and 1999 has been primarily to Cass Water Engineers. In 2000 approximately $293,225 of revenues were generated from Sierra in the sales of chemicals and petroleum based products.

        The Cost of Goods sold represents thirty four percent (34%) of sales for the nine months ending March 31, 2000 as compared to fifty one percent (51%) as of March 31, 1999. The Costs of Goods are not consistent between years as a result of the varying nature of the projects in any given year and the fact that the approximately forty five percent (45%) of the sales in fiscal year 2000 are from the brokerage of chemicals and petroleum products which have significantly lower margins than those derived from Engineering Consulting services provided by Aquatek, Inc. There were no sales of chemicals and petroleum products in fiscal year 1999.

        Operating expenses consist primarily of general and administrative expenses. For the nine months ended March 31, 2000 operating expenses totaled $899,924 as compared to $615,299 for the nine months ended March 31, 1999. This substantial increase in operating expenses between years of approximately $284,000 can be primarily attributed to an increase in Wages of $268,573 and other administrative expenses. This substantial increase in Wages can be attributed to the acquisitions of key personnel from the acquisition of Sierra and Brody and the hiring of management personnel because of joint venture with EMRI. This increase is offset by a substantial decrease in Professional Fees of $57,000. Legal fees decreased substantially in fiscal year 2000 because the Company has not been engaged in any major litigation or any dissolution matters.

        Other significant increases in operating expenses in fiscal year 2000 as compared to fiscal year 1999, related to the increase in staffing discussed above, are the increase of office expenses of approximately $16,000, the increase in insurance of approximately $8,000 and the one time cost relating to the acquisition of Sierra of $18,589.

        There has been no significant increase in interest expense between the nine months ended March 31, 2000 and 1999.


LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2000 the Company had cash and cash equivalents of $8,992 as compared to cash and cash equivalents of $12,944 as of March 31, 1999. At March 31, 2000, the Company had a working capital deficiency (total current liabilities in excess of total current assets) of $345,934 as compared to a working capital deficit (total current liabilities in excess of total current assets) of $139,053 as of March 31, 1999. The significant decrease in working capital in 2000 is due to the acquisition of Sierra and Brody and the continued losses from operations.

The principal use of cash for the three months ended March 31, 2000 and 1999 was to fund the net loss from operations. The Company raised a total of $965,307 and $913,763 in the nine months ended March 31, 2000 and 1999 respectively from the issuance of common stock to fund the loss from operations.

The management of the Company has committed to covering the operating expenses of the Company until adequate sales are generated. In October 1999. The Company through a Private Placement Memorandum in accordance with SEC Regulation 504 D, began to raise one million dollars in equity capital.

                          PART II --- OTHER INFORMATION


ITEM 1. LEGAL PROCEEDINGS.

Nothing to Report.



ITEM 2. CHANGES IN SECURITIES.

Nothing to Report


ITEM 3. DEFAULTS UPON SENIOR SECURITIES.

Nothing to Report


ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

Nothing to Report


ITEM 5. OTHER INFORMATION.

Nothing to Report


ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K.

There were no reports on Form 8-K filed during the quarter.

                                   SIGNATURES



In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            RECYCLING CENTERS OF AMERICA, INC.



Date
     ---------------------------------      ---------------------------------
                                            Michael Davies, CFO



Date
     ---------------------------------      ---------------------------------
                                            Bruce Selk, President

                                    CONTENTS



Independent Auditors' Report ...............................      2

Balance Sheets .............................................      3

Statement of Operations ....................................      4

Statements of Stockholders' Equity (Deficit) ...............      5

Statements of Cash Flows ...................................      6

Notes to the Financial Statements ..........................      7

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors
Recycling Centers of America, Inc.
Salt Lake City, Utah


We have audited the accompanying balance sheets of Recycling Centers of America, Inc. and Subsidiaries as of June 30, 1999 and 1998 and the related statements of operations, stockholder's equity (deficit) and cash flows for the years then ended These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Recycling Centers of America, Inc. and Subsidiaries as of June 30, 1999 and 1998 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note L to the financial statements, the Company has no equity and has no significant operating results to date that together raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note L. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Stuart Rubin, CPA
May 23, 2000

                       RECYCLING CENTERS OF AMERICA, INC.
                                 Balance Sheets

                                                                             June 30,
                                                                  ------------------------------
                                                                     1999                1998
                                                                  ----------          ----------
ASSETS

Cash and cash equivalents                                            109,958              80,111
Accounts receivable, net                                             159,229              60,506
Inventory                                                                 --              29,000
                                                                  ----------          ----------

     Total Current Assets                                            269,187             169,617

Equipment, net                                                        29,390              84,632

Other Assets                                                           9,673               1,291

     TOTAL ASSETS                                                    308,250             255,540
                                                                  ----------          ----------


LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable                                                     162,449              97,398
Contract payable                                                     168,221             161,331
Note payable                                                          10,034             193,000
Taxes payable                                                          1,348                 748
Accrued interest                                                          --              17,100
                                                                  ----------          ----------

     Total current liabilities                                       342,052             469,577

Long-term notes payable                                                   --             180,000
Loans from officers and shareholders                                 205,000              75,500
                                                                  ----------          ----------

     TOTAL LIABILITIES                                                547,052             725,077

Common stock; 75,000,000 authorized of $.01 par value,
5,066,677 and 3,460,120 shares issued and
outstanding
as of June 30, 1999 and 1998 respectively                          2,230,178           1,560,194
Preferred stock                                                          380                 380
Retained earnings                                                 (1,672,444)         (1,563,323)
Net income                                                          (796,916)           (466,788)
                                                                  ----------          ----------

     Total stockholders' equity                                     (238,802)           (469,537)

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)            308,250             255,540
                                                                  ----------          ----------



    The accompanying notes are an integral part of these financial statements

                       RECYCLING CENTERS OF AMERICA, INC.
                            Statements of Operations

                                                       For the Years Ended June 30,
                                                      ------------------------------
                                                         1999                1998
                                                      ----------          ----------
REVENUES

Contract income                                          685,360             605,680
Cost of sales                                            396,832             416,740
                                                      ----------          ----------

     Gross Profit                                        288,528             188,940

OPERATING EXPENSES

Wages and payroll taxes                                  675,864             289,935
Office expenses                                           95,123              76,130
Bad debt expense                                           4,000              74,951
Professional fees                                         90,801              48,914
Stock transfer fees                                       12,785              47,630
Travel expenses                                           11,909              34,073
Marketing expenses                                        11,218              27,590
Depreciation expense                                       3,160              14,452
Insurance                                                 18,997              11,500
Auto expense                                              13,599              10,781
Royalties                                                     --               5,296
Engineering expenses                                          52               2,962
Dues and subscriptions                                     7,734               2,345
                                                      ----------          ----------

     Total operating expenses                            945,242             646,559

OTHER EXPENSE

Interest expense                                          17,438               4,403
Dissolution of Wil-Flow, Note I                          122,764               4,766
                                                      ----------          ----------

     Total other expense                                 140,202               9,169

NET LOSS                                                (796,916)           (466,788)
                                                      ----------          ----------

LOSS PER SHARE                                             (0.19)              (0.14)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING          4,263,399           3,281,320


    The accompanying notes are an integral part of these financial statements

                       RECYCLING CENTERS OF AMERICA, INC.
                             Statements of Cash Flow

                                                    For the Years Ended June 30,
                                                    --------------------------
                                                      1999              1998
                                                    --------          --------
CASH FLOWS FROM
OPERATING ACTIVITIES

Net income (loss)                                   (796,916)         (466,788)
Adjustments to reconcile net
income (loss) to net cash:
Depreciation                                           3,160            14,452
Loss on disposition of equipment                     (55,242)               --
Changes in assets and liabilities:
(Increase) decrease in accounts receivables          (98,723)           99,359
(Increase) decrease in inventory                      29,000           (29,000)
(Increase) decrease in other assets                    8,382            25,025
Increase (decrease) in accounts payable and
other current liabilities                             55,441           190,611
                                                    --------          --------

Net Cash Provided (Used) by
Operating Activities                                (854,898)         (166,341)
                                                    --------          --------

CASH FLOWS FROM INVESTING
ACTIVITIES

Purchase of fixed assets                                                 5,070
Wil-Flow Settlement                                   85,261          (141,017)
                                                    --------          --------

Net Cash Provided (Used) by
Investing Activities                                  85,261          (135,947)
                                                    --------          --------

CASH FLOWS FROM FINANCING
ACTIVITIES

Proceeds from shareholder loans                      129,500           107,940
Common stock issued for cash                         669,984           275,992
                                                    --------          --------

Net Cash Provided (Used) by
Financing Activities                                 799,484           383,932

NET INCREASE (DECREASE) IN CASH                       29,847            76,574

CASH AT THE BEGINNING OF PERIOD                       80,111             3,537
                                                    --------          --------

CASH AT END OF PERIOD                                109,958            80,111
                                                    --------          --------

    The accompanying notes are an integral part of these financial statements

                       RECYCLING CENTERS OF AMERICA, INC.
                  Statements of Stockholders' Equity (Deficit)


                                              Common Stock               Preferred Stock                          Total
                                         ------------------------    ------------------------    Accumulated    Stockholders
                                           Shares        Amount        Shares        Amount        Deficit        Deficit
                                         ----------    ----------    ----------    ----------    ----------     ----------
Balance, June 30, 1997                    3,104,000     1,284,202        52,902           380      (976,038)       308,544
                                         ----------    ----------    ----------    ----------    ----------     ----------

Write-off of Wil-Flow Patent                     --            --            --            --      (105,690)      (105,690)

Write-off of Wil-Flow Goodwill                   --            --            --            --      (434,203)      (434,203)

 Merger with Vac-Tek                             --            --            --            --       (47,392)       (47,392)

Issuance of Common Stock                    356,120       275,992            --            --            --        275,992

 Net loss for the year ended
 June 30, 1998                                   --            --            --            --      (466,788)      (466,788)
                                         ----------    ----------    ----------    ----------    ----------
Balance, June 30, 1998                    3,460,120     1,560,194        52,902           380    (2,030,111)      (469,537)

Issuance of Common Stock                  1,606,557       669,984            --            --            --        669,984

Foregiveness of Wil-flow Note Payable                                                               357,667        357,667

Net loss for the year ended
 June 30, 1999                                   --            --            --            --      (796,916)      (796,916)
                                         ----------    ----------    ----------    ----------    ----------     ----------


Balance, June 30, 1999                    5,066,677     2,230,178        52,902           380    (2,469,360)      (238,802)
                                         ----------    ----------    ----------    ----------    ----------     ----------


    The accompanying notes are an integral part of the financial statements.

                       Recycling Centers of America, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             June 30, 1999 and 1998


NOTE A - COMPANY BACKGROUND

        Recycling Centers of America, Inc. (RCAI), is a Colorado corporation, originally formed in 1976. RCAI as of June 30, 1998 was comprised of three companies Aquadynamic Technologies, Inc. (ATI), and its subsidiaries Aquatek, Inc. and Wil-Flow, Inc. Wil-flow, Inc., on March 8, 1999, became non operational and the patents on the technology were returned to its former owner and president as a result of the resolution of a lawsuit between the parties. On June 1, 1999 ATI acquired Sierra Technologies, Inc.

        ATI markets its products and services through its two distinct wholly owned subsidiaries. Aquateck, Inc. was organized and incorporated in 1995 to engage in providing comprehensive contract engineering services for automated process control systems. It's primary emphasis has been focused toward offering its broad engineering expertise to the domestic and foreign wastewater treatment industries. Wil-Flow, Inc. became a subsidiary of ATI in January of 1996 and was a technology company specializing in the design and fabrication of sludge dewatering equipment for the municipal and industrial markets.

        Sierra's main business is the purchasing, treatment and brokerage of chemical and petroleum products throughout North America.

                       Recycling Centers of America, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             June 30, 1999 and 1998


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

1.      Principles of Consolidation

        The consolidated financial statements include the accounts of Aquadynamic Technologies, Inc.,its wholly owed subsidiaries Aquatek, Inc. and Wil-Flow, Inc. and Sierra Technologies, Inc. All material intercompany balances and transactions including investments in subsidiaries have been eliminated. The revenues in fiscal year 1999 and 1999 were generated from the consulting services of Aquatek. These revenues were recorded when the consulting services were provided.

2.      Using Estimates

        In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.      Depreciation and Amortization

        Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable to operations over their estimated service lives as defined below.

               Transportation Equipment                     3-5 years
               Office Furniture and Fixtures                5-7 years
               Machinery and Equipment                     3-10 years

        The straight-line method of depreciation is used for substantially all assets for financial reporting purposes.

4.      Income Taxes

        The Company and its wholly owned subsidiaries are organized as C-corporations.

                       Recycling Centers of America, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             June 30, 1999 and 1998

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

        The Company does not file consolidated tax returns and the subsidiary Companies have not filed tax returns since 1996. The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 (SFAS 109). SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements of tax returns. In estimating future tax consequences SFAS 109 generally considers all expected future events other than enactments of changes in tax law or rates.

        There has been no provision for income taxes as current and previous operations of the Company have resulted in taxable losses. There is no determinable benefit of these net operating losses which can be carried forward for 15 years because of the significant losses incurred by the Companies.

5.      Fair Value of Financial Instruments

        The carrying amount of cash, accounts and notes receivable, lines of credit, and other liabilities due in less than one year approximated fair value as of June 30, 1999 and 1998 due to the relatively short maturity of these instruments.

        The carrying value of long-term liabilities approximated fair value as of June 30, 1999 and 1998 based on the current rates offered to the Company for similar debt of the same remaining maturities.

6.      Segment Reporting

        The Company's wholly owned domestic subsidiary, Aquatek, Inc., which provides consulting services to Cass Industries, has generated all the revenue for fiscal years 1999 and 1998. These consulting services generated a profit of $43,096 in 1999 and a loss of $35,536 in 1998.

7.      Recent Accounting Pronouncements

        The Recent Accounting Pronouncements including SFAS 133 do not have any applicability to the Company's current and future operations.

                       Recycling Centers of America, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             June 30, 1999 and 1998


NOTE C - ACCOUNTS RECEIVABLE

        All accounts Receivable are trade related. These receivables are current and collection is fully expected. No reserve for uncollectable accounts is deemed necessary.


NOTE D - PLANT PROPERTY AND EQUIPMENT

        Plant, Property and Equipment consisted of the following at June 30, 1999 and 1998:

                                            1999          1998
                                          ---------     ---------
        Computers and Office Equipment    $  62,191     $  62,191
        Transportation Equipment             13,191        65,273
                                          ---------     ---------
                                             75,382       127,464

        Less accumulated depreciation       (45,992)      (42,832)
                                          ---------     ---------

        Balance                           $  29,390     $  84,632


        The reduction in Plant, Property and Equipment between years is attributed to the dissolution of Wil-Flow, Inc. in March 1999. Depreciation expense was $14,452 and $3,160 for the years ended June 30, 1999 and 1998.

                       Recycling Centers of America, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             June 30, 1999 and 1998


NOTE E - NOTES PAYABLE

        Notes payable consisted of the following at June 30, 1999 and 1998:

                                                          1999         1998
                                                        ---------    ---------
        Note payable to President of Wil-Flow, Inc.,
        Interest accruing at 9.5 % per annum,
        unsecured, payable each in installments of
        $90,000 payable each January 8th until year
        2000                                            $       0    $ 360,000


        Note payable to First Union Bank for the
        purchase of a vehicle                              10,034       13,000
                                                        ---------    ---------

                        Total                           $  10,034    $ 373,000

                        Less long-term portion                  0     (180,000)

                        Current Portion                 $  10,034    $ 193,000


        A lawsuit was pending with the former President of Wil-flow, Inc. which was resolved on March 8, 1999 and the note payments due the President were forgiven. See Note I for more details.


NOTE F - RELATED PARTY TRANSACTIONS

        Certain of the Company's principals and family members of these principals have loaned money to the Company at various times. The consolidated long-term loans as of June 30, 1999 and 1998 from related parties are $205,000 and $75,500 respectively. It is the intent of the Company to convert these notes into common shares of stock and therefore these loans do not bear any interest.

        Fred Davies, a major shareholder of the Company, is also a major debtor to the Company. As of June 30, 1999 and 1998 he is owed $168,221 and $161,333

                       Recycling Centers of America, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             June 30, 1999 and 1998


NOTE F - RELATED PARTY TRANSACTIONS - Continued

        respectively for unpaid portion of his management contract and also for loans to the Company.

        Intercompany loans and transactions occur on a regular basis among the parent and two wholly owned subsidiaries. No intercompany profits are recorded.

NOTE G - COMMITMENTS AND CONTINGENCIES

        The Company conducts its operations utilizing leased facilities and equipment under noncancellable operating lease agreements expiring at various dates through the year 2003. Future minimum lease commitments, excluding property taxes and insurance, are approximately as follows:

        Year ending June 30,
        --------------------
        2000                            $24,096
        2000                             63,000
        2001                             24,096
        2002                             21,030
        2003                              2,850

                                        $72,072


        Rent expense for all leased facilities and equipment was approximately $41,748 and $34,935 for the years ended June 30, 1999 and 1998, respectively.

        The Company has no pending lawsuits. Management is not aware of any potential lawsuits that will have a material adverse effect on the financial position of the Company.

                       Recycling Centers of America, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             June 30, 1999 and 1998


NOTE H - MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK

        The Company maintains its cash balances in more than one financial institution. At times, the Company's balances exceed the amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

        The majority of the Sales in 1999 and 1998 are to one customer. At June 30, 1999 and 1998, the largest customer comprised approximately $40,567 and $3,083 of the Company's accounts receivable. Management believes that customer acceptance, billing, and collection policies are adequate to minimize potential risk on trade receivables.


NOTE I - RESOLUTION OF THE LAWSUIT WITH WIL-FLOW, INC.

        In November 1995, the Company purchased all of the outstanding common stock of Wil-Flow, Inc. for a total consideration of $575,000. The purchase price exceeded the book value and fair market value of the assets. As a result of the settlement of the lawsuit with the former President of Wil-Flow, Inc. the excess consideration paid for Wil-Flow, Inc was written-off the books. This amount was offset by the debt not paid by the Company to the former President of Wil-Flow, Inc. The total loss from the dissolution of Wil-Flow, Inc. is $118,380. This loss does not include the operational losses which were incurred during the period of ownership.


NOTE J - JOINT VENTURE WITH ENERGY & MATERIAL RECOVERY, INC.

        In September 1997 the Company entered into a joint venture agreement with Energy & Material Recovery, Inc. (EMRI). The Company contributed 1,500,000 shares of common stock and EMRI contributed two operating companies, Industrial Oil, Inc. and Fuel Processors, Inc. The purpose of the joint venture was to develop proprietary processes to convert a wide range of industrial waste streams into raw materials for new products and uses. In October 1999 the Company dissolved its joint venture and the 1,500,000 common shares were returned to the Company and placed in treasury. The financial statements reflect the expenses incurred for this joint venture.

                       Recycling Centers of America, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             June 30, 1999 and 1998


NOTE K - ACQUISITION OF SIERRA TECHNOLOGIES, INC.

        On June 1, 1999 the Company purchased Sierra Technologies, Inc whose business includes purchasing, treatment and brokerage of chemical and petroleum products throughout North America. The net purchase price was $22,299 which represents the difference between the amount owed to Sierra Technologies, Inc. vendors and the Accounts Receivable due from its customers. The President of Sierra Technologies, Inc. entered into a three year employment with the Company and will hold the title of Chief Executive Officer of Recycling Centers of America, Inc.


NOTE L - GOING CONCERN

        The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred significant losses which have result in an accumulated deficit of $ 2,469,360 at June 30, 1999 which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments relation to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty. It is the intent of management to create additional revenues through its technologies and to rely upon additional equity financing if required to sustain operations. The management of the Company has committed to covering the operating expenses of the Company until adequate sales are generated.


NOTE M - SUBSEQUENT EVENTS

        In October 1999, the Company through a Private Placement Memorandum in accordance with SEC Regulation 504 D, began to raise one million dollars ($1,000,000) in equity capital. The Company is offering common shares at forty five cents ($.45)per share.

        In December 1999, the Company completed a merger with Brody Special Projects Company at a cost of $300,000. The Company acquired the international marketing

                       Recycling Centers of America, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             June 30, 1999 and 1998


NOTE M - SUBSEQUENT EVENTS

        agreements with New Logic and Pall Filtron for the marketing and sale of their respective technologies.

                                    PART III
                            ITEM 1. INDEX TO EXHIBITS

        3      (i)    *Articles of Incorporation of Recycling Centers of America, Inc.
        3      (ii)   *Bylaws of Recycling Centers of America, Inc.

        10.    Material Contracts
               (a)    *Employment Contract with Bruce Selk
               (b)    *Employment Contract with Michael Davies
               (c)    *Employment Contract with Gordon Davies
               (d)    *OEM (License) Contract with Pall Filtron, Inc.
               (e)    *Transfer Agreement covering assets of Brody Special Projects Company

        11.    *Statement Re: Computation of Per Share Earnings

        12.    *Subsidiaries of Registrant
               (a)    Aquadynamic Technologies, Inc., a Minnesota corporation
               (b)    Aquatek, Inc., a Delaware corporation


*Incorporated by reference to Registrant's Form 10-SB/A-2 filed on April 14,
2000.

                                   SIGNATURES



Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        RECYCLING CENTERS OF AMERICA, INC.



                                        /s/ Michael Davies
                                        ----------------------------------------
                                        Michael Davies
Date: August 4, 2000                    Chief Financial Officer


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been duly signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature                                   Title                Date
---------                                   -----                ----
                                 Chairman of the Board,
                                 Director, and
/s/ Bruce Selk                   Chief Executive Officer         August 4, 2000
-------------------------
Bruce Selk

/s/ Michael Davies               Chief Financial Officer         August 4, 2000
-------------------------        and a Director
Michael Davies

/s/ Gordon Davies                Secretary and a Director        August 4, 2000
-------------------------
Gordon Davies